Aracruz Celulose S.A.
Report of Independent
Accountants on the Limited
Review of Quarterly Information -
ITR September 30, 2003

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

01.02 - ADDRESS OF HEAD OFFICES
----------------------------------------------------------------------------------------------------
01 - COMPLETE ADDRESS                             02 - DISTRICT         03 - ZIP CODE (CEP)
     Caminho Barra do Riacho, s/n(o)  - km 25     Barra do Riacho       29.197-000
----------------------------------------------------------------------------------------------------
04 - CITY                                         05 - STATE
     Aracruz                                           Espirito Santo
----------------------------------------------------------------------------------------------------
06 - AREA CODE      07 - TELEPHONE      08 - TELEPHONE      09 - TELEPHONE      10 - TELEX
     027                 3270-2442              --                  --                --
----------------------------------------------------------------------------------------------------
11 - AREA CODE      12 - FAX NO.        13 - FAX NO.        14 - FAX NO.
     027                 3270-2590             --                  --
----------------------------------------------------------------------------------------------------
15 - E-MAIL
     mbl@aracruz.com.br
----------------------------------------------------------------------------------------------------

01.03 - DIRECTOR OF MARKET RELATIONS (Business address)
----------------------------------------------------------------------------------------------------
01  - NAME
Isac Roffe Zagury
----------------------------------------------------------------------------------------------------
02 - COMPLETE ADDRESS                                                           03 - DISTRICT
 Rua Lauro Muller, 116 - 40th Floor                                                  Botafogo
----------------------------------------------------------------------------------------------------
04 - ZIP CODE (CEP)                     05 - CITY                               06 - STATE
     22.290-160                              Rio de Janeiro                          Rio de Janeiro
----------------------------------------------------------------------------------------------------
07 - AREA CODE       08 - TELEPHONE       09 - TELEPHONE       10  TELEPHONE    11 - TELEX
     021                  3820-8139            3820-8160              --              --
----------------------------------------------------------------------------------------------------
12 - AREA CODE       13 - FAX NO          14 - FAX NO           15 - FAX NO
     021                  3820-8108            3820-8206               --
----------------------------------------------------------------------------------------------------
16 - E-MAIL
     iz@aracruz.com.br
----------------------------------------------------------------------------------------------------

01.04 - ACCOUNTANT /  REFERENCE
----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
      CURRENT FISCAL YEAR                  CURRENT QUARTER                         PREVIOUS QUARTER
----------------------------- --------------------------------------- ---------------------------------------

   1 - BEGINNING   2 - ENDING  3 - NUMBER  4 - BEGINNING   5 - ENDING  6 - NUMBER  7 - BEGINNING   9 - ENDING
    01/01/2003     12/31/2003      3       07/01/2003      09/30/2003       2      04/01/2003      06/30/2003
--------------------------------------------------------------------- ---------------------------------------
9 - NAME / ACCOUNTANT CORPORATE NAME                                  10 -  CVM Code
    PricewaterhouseCoopers Auditores Independentes S.C.                      00287-9
--------------------------------------------------------------------- ---------------------------------------
11 - NAME OF THE TECHNICAL RESPONSIBLE                                12 - CPF  No
     Marcos D. Panassol                                               063.702.238-67
--------------------------------------------------------------------- ---------------------------------------


01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

-------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        1 - CURRENT QUARTER       2 - PREVIOUS QUARTER     3 -QUARTER PREVIOUS YEAR
     (Thousands)               09/30/2003                 06/30/2003                   09/30/2002
-------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL
-------------------------------------------------------------------------------------------------------------
   1 - COMMON                          455,391                    455,391                      455,391
-------------------------------------------------------------------------------------------------------------
   2 -PREFERRED                        577,163                    577,163                      577,163
-------------------------------------------------------------------------------------------------------------
   3 - TOTAL                         1,032,554                  1,032,554                    1,032,554
-------------------------------------------------------------------------------------------------------------
IN TREASURY
-------------------------------------------------------------------------------------------------------------
   4 - COMMON                              483                        483                          483
-------------------------------------------------------------------------------------------------------------
   5 -PREFERRED                          1,378                      1,378                            0
-------------------------------------------------------------------------------------------------------------
   6 - TOTAL                             1,861                      1,861                          483
-------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                         Pag.: 2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

01.06 - COMPANY  CHARACTERISTICS
--------------------------------------------------------------------------------
1 - TYPE OF COMPANY
    COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
--------------------------------------------------------------------------------
2 - SITUATION
    IN OPERATION
--------------------------------------------------------------------------------
3 - ACTIVITY   CODE
    1160100 - PAPER AND PULP INDUSTRY
--------------------------------------------------------------------------------
4 - ACTIVITY OF THE  COMPANY
    Production of Bleached  Eucalyptus Pulp
--------------------------------------------------------------------------------
5 - TYPE OF CONSOLIDATED
    TOTAL
--------------------------------------------------------------------------------
6 - AUDITORS' REPORT TYPE
    EX-EXCEPTION
--------------------------------------------------------------------------------

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
 01 - ITEM   02 - TAXPAYER NO.                   03 - NAME
--------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
---------------------------------------------------------------------------------------------------
1 - ITEM   2 - EVENT  3 - DATE OF  4 - TYPE  5 - PAYMENT BEGAN   6 - STOCK TYPE  7 - STOCK OF VALUE
                      APPROVAL
---------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED SOCIAL CAPITAL AND CHANGES IN SOCIAL CAPITAL DURING THE PERIOD
----------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - DATE OF   3 - VALUE OF THE   4 - VALUE OF THE ALTERATION   5 - ORIGIN OF THE  7 - AMOUNT OF      8 - PRICE OF
          CHANGE            SOCIAL CAPITAL     (REAL THOUSAND)              ALTERATION         EMITTED ACTIONS THE ACTION IN
                            (REAL THOUSAND)                                                    (THOUSAND)      THE EMISSION
                                                                                                                 (REAL)
----------------------------------------------------------------------------------------------------------------------------

01.10 - DIRECTOR OF MARKET RELATIONS
--------------------------------------------------------------------------------
01  - DATE                                     02 - SIGNATURE
10/07/2003                                     /s/ Isac Roffe Zagury
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                         Pag.: 3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                              3 - DATE - 09/30/2003   4 - DATE - 06/30/2003
--------------------------------------------------------------------------------------------------------
1            TOTAL ASSETS                                             7,741,481               7,976,077
--------------------------------------------------------------------------------------------------------
1.1          CURRENT ASSETS                                           1,434,943               1,333,904
--------------------------------------------------------------------------------------------------------
1.1.1        CASH AND CASH EQUIVALENTS                                    7,431                  10,037
--------------------------------------------------------------------------------------------------------
1.1.2        CREDITS                                                    453,835                 542,808
--------------------------------------------------------------------------------------------------------
1.1.2.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                  364,182                 361,517
--------------------------------------------------------------------------------------------------------
1.1.2.2      EMPLOYEES                                                    4,402                   3,272
--------------------------------------------------------------------------------------------------------
1.1.2.3      SUPPLIERS                                                    5,064                   5,323
--------------------------------------------------------------------------------------------------------
1.1.2.4      SUBSIDIARIES                                                    35                      18
--------------------------------------------------------------------------------------------------------
1.1.2.5      TAXES                                                       69,891                 163,641
--------------------------------------------------------------------------------------------------------
1.1.2.6      OTHERS                                                      10,261                   9,037
--------------------------------------------------------------------------------------------------------
1.1.3        INVENTORIES                                                164,283                 148,131
--------------------------------------------------------------------------------------------------------
1.1.3.1      SUPPLIES                                                    60,976                  58,350
--------------------------------------------------------------------------------------------------------
1.1.3.2      RAW MATERIALS                                               35,732                  29,809
--------------------------------------------------------------------------------------------------------
1.1.3.3      FINISHED GOODS                                              64,204                  56,842
--------------------------------------------------------------------------------------------------------
1.1.3.4      PRODUCTS IN PROCESS                                          3,158                   2,917
--------------------------------------------------------------------------------------------------------
1.1.3.5      OTHERS                                                         213                     213
--------------------------------------------------------------------------------------------------------
1.1.4        OTHERS                                                     809,394                 632,928
--------------------------------------------------------------------------------------------------------
1.1.4.1      DEBT SECURITIES                                            806,267                 627,130
--------------------------------------------------------------------------------------------------------
1.1.4.2      FIXED ASSETS AVAILABLE FOR SALE                                  -                       -
--------------------------------------------------------------------------------------------------------
1.1.4.3      PREPAID EXPENSES                                             3,117                   5,788
--------------------------------------------------------------------------------------------------------
1.1.4.4      OTHERS                                                          10                      10
--------------------------------------------------------------------------------------------------------
1.2          LONG-TERM ASSETS                                           133,648                 124,565
--------------------------------------------------------------------------------------------------------
1.2.1        CREDITS                                                     91,362                  83,695
--------------------------------------------------------------------------------------------------------
1.2.1.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS                          14,104                  15,436
--------------------------------------------------------------------------------------------------------
1.2.1.2      SUPPLIERS                                                   77,258                  68,259
--------------------------------------------------------------------------------------------------------
1.2.1.3      TAXES                                                            -                       -
--------------------------------------------------------------------------------------------------------
1.2.1.4      OTHERS                                                           -                       -
--------------------------------------------------------------------------------------------------------
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                        1,965                   1,276
--------------------------------------------------------------------------------------------------------
1.2.2.1      FROM AFFILIATES                                                  -                       -
--------------------------------------------------------------------------------------------------------
1.2.2.2      FROM SUBSIDIARIES                                            1,965                   1,276
--------------------------------------------------------------------------------------------------------
1.2.2.3      OTHERS                                                           -                       -
--------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                         Pag.: 4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                              3 - DATE - 09/30/2003   4 - DATE - 06/30/2003
--------------------------------------------------------------------------------------------------------
1.2.3           OTHERS                                                  40,321                   39,594
--------------------------------------------------------------------------------------------------------
1.2.3.1         DEBT SECURITIES                                              -                      -
--------------------------------------------------------------------------------------------------------
1.2.3.2         ESCROW DEPOSITS                                         38,754                   38,027
--------------------------------------------------------------------------------------------------------
1.2.3.3         OTHERS                                                   1,567                    1,567
--------------------------------------------------------------------------------------------------------
1.3             FIXED ASSETS                                         6,172,890                6,517,608
--------------------------------------------------------------------------------------------------------
1.3.1           INVESTMENTS                                          2,623,485                3,009,552
--------------------------------------------------------------------------------------------------------
1.3.1.1         IN AFFILIATES                                                -                        -
--------------------------------------------------------------------------------------------------------
1.3.1.2         IN SUBSIDIARIES                                      2,623,215                3,009,282
--------------------------------------------------------------------------------------------------------
1.3.1.3         OTHER COMPANIES                                            270                      270
--------------------------------------------------------------------------------------------------------
1.3.2           PROPERTY, PLANT AND EQUIPMENT                        3,537,007                3,494,897
--------------------------------------------------------------------------------------------------------
1.3.2.1         LAND                                                   479,589                  453,614
--------------------------------------------------------------------------------------------------------
1.3.2.2         BUILDINGS                                              408,456                  398,973
--------------------------------------------------------------------------------------------------------
1.3.2.3         MACHINERY AND EQUIPMENT                              2,041,413                2,075,585
--------------------------------------------------------------------------------------------------------
1.3.2.4         FORESTS                                                497,982                  444,495
--------------------------------------------------------------------------------------------------------
1.3.2.5         DATA PROCESSING EQUIPMENTS                              66,326                   78,027
--------------------------------------------------------------------------------------------------------
1.3.2.6         CONSTRUCTION IN PROGRESS                                43,241                   44,203
--------------------------------------------------------------------------------------------------------
1.3.3           DEFERRED CHARGES                                        12,398                   13,159
--------------------------------------------------------------------------------------------------------
1.3.3.1         INDUSTRIAL                                              12,221                   12,908
--------------------------------------------------------------------------------------------------------
1.3.3.2         FORESTS                                                      -                        -
--------------------------------------------------------------------------------------------------------
1.3.3.3         ADMINISTRATIVE                                               -                        -
--------------------------------------------------------------------------------------------------------
1.3.3.4         OTHERS                                                     177                      251
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                         Pag.: 5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                              3 - DATE - 09/30/2003   4 - DATE - 06/30/2003
--------------------------------------------------------------------------------------------------------
2            TOTAL LIABILITIES                                       7,741,481                7,976,077
--------------------------------------------------------------------------------------------------------
2.1          CURRENT LIABILITIES                                     1,716,040                2,270,347
--------------------------------------------------------------------------------------------------------
2.1.1        LOANS AND FINANCING                                     1,037,368                1,497,504
--------------------------------------------------------------------------------------------------------
2.1.2        DEBENTURES                                                      -                        -
--------------------------------------------------------------------------------------------------------
2.1.3        SUPPLIERS                                                 175,760                  251,421
--------------------------------------------------------------------------------------------------------
2.1.4        TAXES                                                      41,998                  189,835
--------------------------------------------------------------------------------------------------------
2.1.5        DIVIDENDS PAYABLE                                           1,472                    1,486
--------------------------------------------------------------------------------------------------------
2.1.6        PROVISIONS                                                 23,216                   16,083
--------------------------------------------------------------------------------------------------------
2.1.6.1      VACATION AND 13rd  SALARY                                  14,333                   10,516
--------------------------------------------------------------------------------------------------------
2.1.6.2      PROFIT SHARING                                              8,883                    5,567
--------------------------------------------------------------------------------------------------------
2.1.7        LOANS FROM RELATED PARTIES                                399,525                  292,457
--------------------------------------------------------------------------------------------------------
2.1.7.1      ADVANCES FROM SUBSIDIAIES                                 398,924                  292,190
--------------------------------------------------------------------------------------------------------
2.1.7.2      OTHERS                                                          -                        -
--------------------------------------------------------------------------------------------------------
2.1.7.3      OTHER DEBTS TO SUBSIDIARIES                                   601                      267
--------------------------------------------------------------------------------------------------------
2.1.8        OTHERS                                                     36,701                   21,561
--------------------------------------------------------------------------------------------------------
2.1.8.1      OTHERS                                                     36,701                   21,561
--------------------------------------------------------------------------------------------------------
2.1.8.2      PROPOSED DIVIDENDS                                              -                        -
--------------------------------------------------------------------------------------------------------
2.2          LONG-TERM LIABILITIES                                   3,030,579                2,879,205
--------------------------------------------------------------------------------------------------------
2.2.1        LOANS AND FINANCING                                       841,267                  861,429
--------------------------------------------------------------------------------------------------------
2.2.2        DEBENTURES                                                      -                        -
--------------------------------------------------------------------------------------------------------
2.2.3        PROVISION                                                 273,651                  233,930
--------------------------------------------------------------------------------------------------------
2.2.3.1      LABOR CONTINGENCIES                                        16,244                   15,503
--------------------------------------------------------------------------------------------------------
2.2.3.2      TAX CONTINGENCIES                                         210,481                  194,916
--------------------------------------------------------------------------------------------------------
2.2.3.3      OTHERS                                                     46,926                   23,511
--------------------------------------------------------------------------------------------------------
2.2.4        LOANS FROM RELATED PARTIES                              1,802,763                1,720,807
--------------------------------------------------------------------------------------------------------
2.2.4.1      ADVANCES FROM SUBSIDIARIES                              1,802,763                1,720,807
--------------------------------------------------------------------------------------------------------
2.2.5        OTHERS                                                    112,898                   63,039
--------------------------------------------------------------------------------------------------------
2.2.5.01     SUPPLIERS                                                  48,197                   52,634
--------------------------------------------------------------------------------------------------------
2.2.5.02     OTHERS                                                     64,701                   10,405
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                         Pag.: 6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                              3 - DATE - 09/30/2003   4 - DATE - 06/30/2003
--------------------------------------------------------------------------------------------------------
2.5             STOCKHOLDER'S EQUITY                                 2,994,862                2,826,525
--------------------------------------------------------------------------------------------------------
2.5.1           PAID-IN CAPITAL                                      1,854,507                1,854,507
--------------------------------------------------------------------------------------------------------
2.5.1.1         COMMON STOCK                                           783,599                  783,599
--------------------------------------------------------------------------------------------------------
2.5.1.2         PREFERRED STOCK                                      1,070,908                1,070,908
--------------------------------------------------------------------------------------------------------
2.5.2           CAPITAL RESERVES                                        75,248                   66,575
--------------------------------------------------------------------------------------------------------
2.5.3           REVALUATION RESERVE                                          -                        -
--------------------------------------------------------------------------------------------------------
2.5.3.1         OWN ASSETS                                                   -                        -
--------------------------------------------------------------------------------------------------------
2.5.3.2         SUBSIDIARIES / AFFILIATES                                    -                        -
--------------------------------------------------------------------------------------------------------
2.5.4           REVENUE RESERVES                                       338,187                  338,187
--------------------------------------------------------------------------------------------------------
2.5.4.1         LEGAL                                                  125,972                  125,972
--------------------------------------------------------------------------------------------------------
2.5.4.2         STATUTORY                                                    -                        -
--------------------------------------------------------------------------------------------------------
2.5.4.3         FOR CONTINGENCIES                                            -                        -
--------------------------------------------------------------------------------------------------------
2.5.4.4         UNREALIZED INCOME                                            -                        -
--------------------------------------------------------------------------------------------------------
2.5.4.5         FOR INVESTMENTS                                        220,366                  220,366
--------------------------------------------------------------------------------------------------------
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                        -                        -
--------------------------------------------------------------------------------------------------------
2.5.4.7         OTHER UNREALIZED INCOME                                (8,151)                  (8,151)
--------------------------------------------------------------------------------------------------------
2.5.4.7.1       TREASURY STOCK                                         (8,151)                  (8,151)
--------------------------------------------------------------------------------------------------------
2.5.5           RETAINED EARNINGS                                      726,920                  567,256
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                         Pag.: 7

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
1 - CODE  2 - DESCRIPTION                                               3 - FROM: 07/01/2003  4 - FROM: 01/01/2003
                                                                            TO:   09/30/2003      TO:   09/30/2003
-------------------------------------------------------------------------------------------------------------------
3.1       GROSS SALES AND SERVICES  REVENUE                                          655,034             1,996,498
-------------------------------------------------------------------------------------------------------------------
3.2       SALES TAXES AND OTHER DEDUCTIONS                                           (2,762)               (7,618)
-------------------------------------------------------------------------------------------------------------------
3.3       NET SALES REVENUE                                                          652,272             1,988,880
-------------------------------------------------------------------------------------------------------------------
3.4       COST OF GOODS SOLD                                                       (347,522)             (964,742)
-------------------------------------------------------------------------------------------------------------------
3.5       GROSS PROFIT                                                               304,750             1,024,138
-------------------------------------------------------------------------------------------------------------------
3.6       OPERATING (EXPENSES) INCOME                                               (94,045)               118,004
-------------------------------------------------------------------------------------------------------------------
3.6.1     SELLING                                                                    (7,808)              (22,654)
-------------------------------------------------------------------------------------------------------------------
3.6.2     GENERAL AND ADMINISTRATIVE                                                (17,525)              (41,290)
-------------------------------------------------------------------------------------------------------------------
3.6.3     FINANCIAL                                                                (137,172)               297,339
-------------------------------------------------------------------------------------------------------------------
3.6.3.1   FINANCIAL INCOME                                                            46,501                62,851
-------------------------------------------------------------------------------------------------------------------
3.6.3.2   FINANCIAL EXPENSES                                                       (183,673)               234,488
-------------------------------------------------------------------------------------------------------------------
3.6.4     OTHER OPERATING INCOME                                                       2,566                 5,534
-------------------------------------------------------------------------------------------------------------------
3.6.5     OTHER OPERATING EXPENSES                                                  (25,227)              (67,465)
-------------------------------------------------------------------------------------------------------------------
3.6.6     EQUITY IN THE RESULTS OF  SUBSIDIARIES                                      91,121              (53,460)
-------------------------------------------------------------------------------------------------------------------
3.7       OPERATING INCOME (LOSS)                                                    210,705             1,142,142
-------------------------------------------------------------------------------------------------------------------
3.8       NON-OPERATING (EXPENSES)  INCOME                                             (902)              (20,519)
-------------------------------------------------------------------------------------------------------------------
3.8.1     INCOME                                                                         285                 1,678
-------------------------------------------------------------------------------------------------------------------
3.8.2     EXPENSES                                                                   (1,187)              (22,197)
-------------------------------------------------------------------------------------------------------------------
3.9       INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION              209,803             1,121,623
-------------------------------------------------------------------------------------------------------------------
3.10      INCOME TAX AND SOCIAL CONTRIBUTION                                        (26,725)             (339,426)
-------------------------------------------------------------------------------------------------------------------
3.11      DEFERRED INCOME TAXES                                                     (23,414)              (55,277)
-------------------------------------------------------------------------------------------------------------------
3.12      MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                              0                     0
-------------------------------------------------------------------------------------------------------------------
3.12.1    REMUNERATION                                                                     0                     0
-------------------------------------------------------------------------------------------------------------------
3.12.2    APPROPRIATIONS                                                                   0                     0
-------------------------------------------------------------------------------------------------------------------
3.15      NET INCOME (LOSS) FOR THE PERIOD                                           159,664               726,920
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          CAPITAL STOCK-QUANTITY (THOUSANDS)                                       1,030,693             1,030,693
-------------------------------------------------------------------------------------------------------------------
          EARNINGS PER SHARE                                                         0,15491               0,70527
-------------------------------------------------------------------------------------------------------------------
          LOSS PER SHARE                                                                   -                     -
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
1 - CODE  2 - DESCRIPTION                                                4 - FROM: 07/01/2002  5 - FROM: 01/01/2002
                                                                             TO:   09/30/2002      TO:   09/30/2002
-------------------------------------------------------------------------------------------------------------------
3.1       GROSS SALES AND SERVICES  REVENUE                                           540,648             1,054,645
-------------------------------------------------------------------------------------------------------------------
3.2       SALES TAXES AND OTHER DEDUCTIONS                                            (1,669)               (4,248)
-------------------------------------------------------------------------------------------------------------------
3.3       NET SALES REVENUE                                                           538,979             1,050,397
-------------------------------------------------------------------------------------------------------------------
3.4       COST OF GOODS SOLD                                                        (331,669)             (749,706)
-------------------------------------------------------------------------------------------------------------------
3.5       GROSS PROFIT                                                                207,310               300,691
-------------------------------------------------------------------------------------------------------------------
3.6       OPERATING (EXPENSES) INCOME                                               (353,625)             (601,033)
-------------------------------------------------------------------------------------------------------------------
3.6.1     SELLING                                                                     (6,661)              (17,328)
-------------------------------------------------------------------------------------------------------------------
3.6.2     GENERAL AND ADMINISTRATIVE                                                 (20,563)              (43,213)
-------------------------------------------------------------------------------------------------------------------
3.6.3     FINANCIAL                                                                 (713,814)           (1,132,538)
-------------------------------------------------------------------------------------------------------------------
3.6.3.1   FINANCIAL INCOME                                                            212,763               337,968
-------------------------------------------------------------------------------------------------------------------
3.6.3.2   FINANCIAL EXPENSES                                                        (926,577)           (1,470,506)
-------------------------------------------------------------------------------------------------------------------
3.6.4     OTHER OPERATING INCOME                                                          284                 1,151
-------------------------------------------------------------------------------------------------------------------
3.6.5     OTHER OPERATING EXPENSES                                                   (12,539)              (22,167)
-------------------------------------------------------------------------------------------------------------------
3.6.6     EQUITY IN THE RESULTS OF  SUBSIDIARIES                                      399,668               613,062
-------------------------------------------------------------------------------------------------------------------
3.7       OPERATING INCOME (LOSS)                                                   (146,315)             (300,342)
-------------------------------------------------------------------------------------------------------------------
3.8       NON-OPERATING (EXPENSES)  INCOME                                              (989)               (4,443)
-------------------------------------------------------------------------------------------------------------------
3.8.1     INCOME                                                                          212                 2,789
-------------------------------------------------------------------------------------------------------------------
3.8.2     EXPENSES                                                                    (1,201)               (7,232)
-------------------------------------------------------------------------------------------------------------------
3.9       INCOME(LOSS) BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION             (147,304)             (304,785)
-------------------------------------------------------------------------------------------------------------------
3.10      INCOME TAX AND SOCIAL CONTRIBUTION                                            2,166                64,229
-------------------------------------------------------------------------------------------------------------------
3.11      DEFERRED INCOME TAX ES                                                      109,494               124,220
-------------------------------------------------------------------------------------------------------------------
3.12      MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                               0                     0
-------------------------------------------------------------------------------------------------------------------
3.12.1    REMUNERATION                                                                      0                     0
-------------------------------------------------------------------------------------------------------------------
3.12.2    APPROPRIATIONS                                                                    0                     0
-------------------------------------------------------------------------------------------------------------------
3.15      NET INCOME (LOSS) FOR THE PERIOD                                           (35,644)             (116,336)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          CAPITAL STOCK-QUANTITY (THOUSANDS)                                        1,032,071             1,032,071
-------------------------------------------------------------------------------------------------------------------
          EARNINGS PER SHARE
-------------------------------------------------------------------------------------------------------------------
          LOSS PER SHARE                                                            (0.03454)             (0.11272)
-------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                         Pag.: 8

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                                                                    R$ Thousands

1    Operations


     The Company, based in Aracruz, in the state of Espirito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

     The Company's operations are integrated with those of its subsidiaries, which operate in: (i)in the production and distribution of products on the national and international market (Riocell S.A.), (ii) in the distribution of products on the international market(Aracruz Trading S.A., Aracruz Celulose (USA), Inc.), (iii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.), (iv) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A) and (v) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

     On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

     In 2000, Aracruz Celulose S.A. signed an agreement acquire a 45% interest in Veracel Celulose S.A.(at present 50%) The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. Aracruz and Stora Enzo divulged their decision to construct the Veracel factory in May 2003. Construction has started on the plant, which will have an annual production capacity for cellulose of 900 thousand tons and is expected to be concluded in two years. The total investment will reach approximately US$ 1.25 billion, US$ 300 million of which has already been invested in forests and infrastructure, including roads and a specialized port. The plan for implementation of Veracel's eucalyptus tree forests in the state of Bahia will continue and will be expanded.


     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amounth of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The Company recorded its activities in this operation as follows:
     R$ 96,7 million as accounts payable in short and long-terms; and R$ 24,8 million in the heading "trade accounts receivable" in short and long-terms. As a result of this operation, Aracruz and Bahia Sul started each to control half of the assets. Aracruz will pay the total net amount in 12 installments that four of those have already paid through September 30,2003.

     Aracruz Celulose S.A. and its subsidiary , Aracruz Trading S.A., acquired control of Riocell S.A. on June 30, 2003. This acquisition was made through the acquisition of 108,000 thousand common shares issued by Riocell, which represent 40% of total shares outstanding or 51.5% of shares with voting rights. The purchase amounted to R$ 1,758,728 thousand (equivalent to US$ 610,500 thousand). A total of R$ 1,641,127 thousand was paid in cash and a promissory note payable at sight was signed for R$ 117,601 thousand. Goodwill of R$ 989,972 thousand was recognized on this transaction (See note 8). The consolidated financial statements for the quarter ended September 30, 2003 contain information on Riocell's accounts.

--------------------------------------------------------------------------------
                                                                         Pag.: 9

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     On July 2, 2003, Riocell repurchased 101,861,000 own common shares and 60,000,000 own preferred shares for R$ 1,126,099 (R$ 1,008,469 in cash and R$ 117,601 with a promissory note), which will be held in treasury for subsequent cancellation without reducing Riocell's capital. With this buyback, Aracruz now holds 100% of Riocell shares. As defined in the acquisition agreement, several adjustments, common to this type of agreement, were made and resulted in the cancellation of the promissory note of R$ 117,601 and the refund of R$ 6,486 in cash. These amounts were recorded as a decrease in goodwill determined upon the acquisition of Riocell.

     Which is located in Guaiba State of Rio Grande do Sul, produces bleached eucalyptus cellulose and exports most of its production. Its current production capacity is 400,000 thousand tons of cellulose. The company's forestry operations include 33,000 thousand hectares of eucalyptus trees.

2    Significant accounting principles


     The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9.249/95, no longer requires recognition of the effects of inflation on the financial statements.

     a) Income statement items are recorded based on the accrual method.

     b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

     c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

     d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of March 31, 2003; ii) depreciation on straight-line basis over the related assets' estimated useful lives; iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

     e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

     f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Riocell S.A. (consolidated as from June 30, 2003). and a interest Veracel Celulose S.A.

     The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

     In accordance with Brazilian Securities Commission(CVM) Instruction 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

--------------------------------------------------------------------------------
                                                                        Pag.: 10

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

     The Statement of Cash Flows was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities.

     The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: the employees, the government, the capital of third and the own capital.




3    Cash and cash equivalents - Consolidated

     At Setember 30, 2003, available funds amounted to R$ 281 million, of which R$ 120 million was invested in local currency and the major part of the R$ 161 million in liquid deposit certificates abroad through its subsidiary Aracruz Trading S.A.



4    Debt securities

     The Company's debt securities available-for-sale are comprised and certificates of deposit with prime institutions in Brazil with daily liquidity, and maturities from October 2003 until July 2006.



5    Trade accounts receivable - PULP

                                             Parent company            Consolidated
                                     ----------------------  ----------------------
                                     09/30/2003  06/30/2003  09/30/2003  06/30/2003
                                     ----------  ----------  ----------  ----------

     Domestic sales                      14,837      11,900      18,998     117,350
     Export sales
       Subsidiaries                     461,797     517,257
       Others                             3,168          85     491,341     389,103
     Allowance for doubtful accounts   (115,620)   (167,725)
                                       --------    --------     -------     -------

                                        364,182     361,517     510,339     506,453
                                       ========    ========     =======     =======



--------------------------------------------------------------------------------
                                                                        Pag.: 11

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

6    Related parties

     Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a)  Subsidiaries

                                                                                                                   Parent Company
                                  -----------------------------------------------------------------------------------------------
                                                                             Portocel
                                                               Mucuri         Terminal        Aracruz
                                      Aracruz     Veracel       Agro-    Especializado       Produtos                       Total
                                      Trading    Celulose   florestal      de Barra do     de Madeira               -------------
                                         S.A.        S.A.        S.A.       Riacho S.A           S.A.          2003          2003
                                  ----------- ----------- ----------- ----------------- ------------- ------------- -------------
Balance sheet                                                                                             September          June
Current assets  (i)                  346,177                                        11             24       346,212       349,542
Long-term assets                                                  890              377            698         1,965         1,276
Current liabilities (ii)             398,924       24,901                          601                      424,426       753,566


Long-term liabilities              1,802,763                                                              1,802,763     1,720,807

                                                                                                               2003          2002
                                                                                                      ------------- -------------
Transactions during the                                                                                   September     September
  nine-month period ended                                                                             ------------- -------------
  September 30

Sales                              1,957,319                                                      173     1,957,492     1,030,321
Purchase of wood                                  180,388                                                   180,388
Financial expenses, (income) net     142,338                                       602                      142,940       664,877

(i) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading - R$ 115,620 (June, 2003 - R$ 167,725).

(ii) Supplies and Financings were included.


(b)  Stockholder and affiliated company

                                                                                                        Consolidated
                                             -----------------------------------------------------------------------
                                                   Stockholder     Affiliated company
                                             ----------------- ----------------------
                                              BNDES - National
                                             Bank for Economic                                                 Total
                                                    and Social            James River                ---------------
                                                   Development            Corporation           2003            2003
                                             ----------------- ---------------------- -------------- ---------------
Balance sheet                                                                              September            June
                                                                                      -------------- ---------------
Current assets                                                                 10,442         10,442           6,942
Current liabilities                                    195,745                               195,745         215,081
Long-term liabilities                                  674,350                               674,350         698,963
                                                                                             -------         -------
                                                                                                2003            2002
Transactions during the nine-month
period ended September 30                                                                  September       September
                                                                                           ---------       ---------
Sales of goods                                                                 59,525         59,525          63,361
Financial expenses (income)                             45,444                  2,102         47,546         172,830


--------------------------------------------------------------------------------
                                                                        Pag.: 12

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

7    Taxes recoverable
(a)  Tax credits

                                                                Parent Company            Consolidated
                                                       ----------------------- -----------------------
                                                        09/30/2003  06/30/2003  09/30/2003  06/30/2003
                                                       ----------- ----------- ----------- -----------

Deferred income tax and social contribution
Tax loss carryforwards                                                               2,589       3,166
Temporary differences (i)                                  (46,925)    (23,511)    (43,043)    (22,746)

Negative basis for social contribution on                                           39,580      39,749
earnings
Social contribution on earnings - estimate                                           1,010       1,219

Income tax to be recovered or offset
Income tax  resulting from the  monetary
   correction differential between  the IPC and
   BTNF indexes - provided for by article 3 of
   Law No 8.200/91                                                                 44,038      44,038
   Withholding income tax on securities                     42,697      87,938      46,205      90,407
Income tax on securities - not withheld                         67         162         150         223
Income tax - estimated                                                               6,382       1,216
Value-added tax on sales and services - ICMS  (ii)         247,357     228,894     260,979     242,901
Valuation allowance of ICMS                               (247,357)   (228,894)   (247,357)   (228,894)
Others                                                      27,126      31,503      28,624      32,319
                                                          --------    --------    --------    --------
                                                            22,965     140,130      95,119     203,598
Short-term                                                 (69,891)   (163,641)   (125,439)   (212,971)
                                                          --------    --------    --------    --------
Long-term                                                  (46,926)    (23,511)    (30,320)     (9,373)

(i)  The temporary differences are presented net

(ii) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits. Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated.

     In September of 2002, the Company petitioned lawsuit against Espirito Saint State, to have guaranteed the right of circulating the accumulated credits of current ICMS of acquisitions of goods used in the pulp production.


--------------------------------------------------------------------------------
                                                                        Pag.: 13

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

(b) Income tax and social contribution in the statement of operations result from:

                                                        Parent Company               Consolidated
                                             -------------------------   ------------------------
                                             09/30/2003     09/30/2002   09/30/2003    09/30/2002
                                             ----------     ----------   ----------    ----------

     Net income before income
       tax, social contribution  and
       minority interest                      1,121,623      (304,785)    1,130,840     (384,903)
                                              =========      ========     =========     ========

       Income tax and social contribution
         at enacted rates of 34%                381,352      (103,627)      384,486     (130,867)

     Adjustments to derive effective
       tax rate

     Equity in results of subsidiaries -
       non-taxable  (i)                          42,783       (92,177)       42,781      (92,177)
     Depreciation, amortization,
         depletion and disposals -
         Art. 2. Law 8200/91                      2,517         4,423         2,517        4,423
     Contributions and donations                    204         1,867           204        1,867
     Other permanent differences                    489         1,065        19,833       (7,864)
     Reversal of provision related to
        plano verao (note 12(e))                (32,642)                    (32,642)
     Unrealized income                                                       (2,166)       1,495
                                             ----------    ----------    ----------   ----------

     Income tax and social contribution         394,703      (188,449)      415,013     (223,123)
                                             ==========    ==========    ==========   ==========
     Income tax and social contribution
       Current                                  339,426       (64,229)      362,579      (58,841)
       Deferred                                  55,277      (124,220)       52,434     (164,282)


     (i) As a result of the recent changes in the Brazilian tax legislation regarding the taxation of income recorded by foreign subsidiaries, introduced by Provisional Measure No. 2158-34 of June 29, 2001, the Company established a provision for income taxes on its foreign subsidiaries taxable income, of the approximately R$ 24,606 (September 2002 - R$ 147,800). Tax credits are presented net of the provision.

--------------------------------------------------------------------------------
                                                                        Pag.: 14

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


8    Investments - parent company

                                                                                                                           2003
                                              ----------------------------------------------------------------------------------
                                                                                           Portocel
                                                                                           Terminal       Aracruz
                                               Aracruz      Aracruz          Mucuri   Especializado   Produtos de       Veracel
                                               Trading     Celulose   Agroflorestal        de Barra       Madeira      Celulose
                                                   S.A   (USA), Inc.       S.A. (i)  do Riacho S.A.           S.A.    S.A. (ii)
                                              --------   -----------  -------------  --------------   ------------    ---------

In subsidiaries
  Interest in total capital - %                    100          100             100              51           100           50
                                              --------   ----------   -------------  --------------   ------------    ---------
  At June 30, 2003
  Subscribled and paid-up capital               22,503          585          71,130           1,248       124,450      569,621
  Stockholders' equity                         522,395       13,851          69,004           1,398        59,967      551,610
  Net income for the quarter                    23,939        1,099                            (273)       (2,868)       1,904
  Investment movement
  At July 01                                   940,694       12,537          69,004             854        62,835      156,525
  Additional paid-in capital  (iv)                                                                                     118,328
  Capital reduction (v)                       (470,250)
  Aquisition agreement adjustments
  Equity in the results of subsidiaries (ii)    51,951        1,314                            (139)       (2,868)         952
                                              --------   ----------   -------------  --------------   -----------     --------
  At September 30                              522,395       13,851          69,004             715        59,967      275,805

  Acquisition of investment goodwill                                                                                    50,305
  Adjustments deriving from acquision
  Goodwill amortization                                                                                                (25,797)
                                              --------   ----------   -------------  --------------   -----------     --------
  At September 30                              522,395       13,851          69,004             715        59,967      300,313
                                              ========   ==========   =============  ==============   ===========     ========
  Other investments, derived substantially
   from fiscal incentives





                                                                                                                           2003
                                              ----------------------------------------------------------------------------------



                                                  Riocell
                                               S.A. (iii)       Total
                                               ----------   ---------

In subsidiaries
  Interest in total capital - %                       98
                                               ----------
  At June 30, 2003
  Subscribled and paid-up capital                269,861
  Stockholders' equity                           835,513
  Net income for the quarter                      39,766
  Investment movement
  At July 01                                     751,169    1,993,618
  Additional paid-in capital  (iv)                            118,328
  Capital reduction (v)                                      (470,250)
  Aquisition agreement adjustments                26,585       26,585
  Equity in the results of subsidiaries (ii)      39,911       91,121
                                               ---------    ---------
  At September 30                                817,665    1,759,402

  Acquisition of investment goodwill             989,972    1,040,277
  Adjustments deriving from acquision           (150,667)    (150,667
  Goodwill amortization                                       (25,797)
                                               ---------    ---------
  At September 30                              1,656,970    2,623,215
                                               =========    =========
  Other investments, derived substantially
   from fiscal incentives                                         270
                                                            ---------
                                                            2,623,485
                                                            =========


--------------------------------------------------------------------------------
                                                                        Pag.: 15

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------



(i) As described in note (i), this subsidiary assigned its land to the plantation of eucalyptus forest.

(ii) The goodwill paid in the purchase of the interest in Veracel Celulose S.A. was based on the market value and the future profitability of the Company's assets. In the secind quarter of 2003, R$ 25,797 was amortized, in addition to the goodwill amortization amounting to R$ 16,803, which corresponds to an unrelated portion because it represents the purchase of 5% in January 2003.


(iii) The goodwill paid on the June 30, 2003 rose from acquisition of the investment in Riocell will begin to be amortized beginning in the next quarter. Management will be evaluating the best way to distribute the goodwill in this transaction between the market value of assets and future profitability attributable to their use, as well as criteria for amortization during this quarter.

      This goodwill was adjusted in September 2003 basically due to the cancellation of the promissory note of R$ 117,601 (as described in Note 1) and the adjustments deriving from the completion of the acquisition process.

(iv) As part of the plan to capitalize jointly controlled subsidiary Veracel Celulose S.A., this quarter there were capital increases totaling R$ 118,328. These funds relate to the construction of a plant, as described in Note 1.

(v) In August 2003, it was approved a capital reduction of Aracruz Trading S.A. of US$ 156 million, equivalent to R$ 470,250. These funds were transferred to Aracruz Celulose S.A. for resource centralization purposes.

(vi) The effect of exchange rate over investiments abroad is recorded in "results of equity"


--------------------------------------------------------------------------------
                                                                        Pag.: 16

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

9    Property, plant and equipment


                                                                                                                    2003
                                                         ----------------------------------------------------------------
                                                                                              September             June
                                                         -----------------------------------------------  ---------------
                                           Annual rate
                                             of depre-                      Depletion /
                                             ciation %            Cost     depreciation             Net               Net
                                       ----------------  -------------  ---------------  ---------------  ---------------

Parent Company

Land                                                          479,589                           479,589          453,614
Industrial and forestry equipment              4 to 25      3,446,275        1,404,862        2,041,413        2,075,585
Forests                                            (*)        571,689           73,707          497,982          444,495
Buildings and improvements                    4 and 10        819,269          410,813          408,456          398,973
Data processing equipment                           20         70,434           51,177           19,257           19,744
Administrative and other facilities       4, 10 and 20         64,077           40,093           23,984           24,459
Construction in progress                                       66,326                            66,326           78,027
                                                         -------------  ---------------  ---------------  ---------------
Total parent company                                        5,517,659        1,980,652        3,537,007        3,494,897

Subsidiaries

Land                                                          172,435                           172,435          172,049
Industrial and forestry equipment              4 to 20        935,287          415,087          520,200          530,773
Forests                                            (*)        223,462           65,516          157,946          153,695
Buildings and improvements              2,5 , 4 and 10        115,776           52,378           63,398           63,394
Data processing equipment                           20         15,365           12,834            2,531            2,658
Administrative and other facilities       4, 10 and 20         37,026            7,888           29,138           29,185
Construction in progress                                       84,967                            84,967           54,093
                                                         -------------  ---------------  ---------------  ---------------

Total consolidated                                          7,101,977        2,534,355        4,567,622        4,500,744
                                                         =============  ===============  ===============  ===============


          (*) Depleted in accordance with criteria described in Note 2(d).


          The depletion and depreciation for the three month period ended September 30, 2003 and 2002 were appropriated as follows:

                                                             Parent company
                                                           and consolidated
                                                     ----------------------
                                                          2003         2002
                                                     ---------    ---------
     Parent Company

     Industrial and forestry costs                      72,894       66,082
     Operating expenses                                  1,209        1,042
                                                     ---------    ---------
                                                        74,103       67,124
     Subsidiaries

     Industrial and forestry costs                      11,922          508
     Operating expenses                                  3,106        2,847
                                                     ---------    ---------
     Consolidated total                                 89,131       70,479
                                                     =========    =========

--------------------------------------------------------------------------------
                                                                        Pag.: 17

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

10   Loans and financing

                                                                      Parent Company                Consolidated
                                                            ------------------------    ------------------------
                                             Annual rate
                                             of interest
                                                       %    09/30/2003    06/30/2003    09/30/2003    06/30/2003
                                             -----------    ----------    ----------    ----------    ----------

     Local currency / "basket
       of currencies"
     Loans indexed to TJLP                     7.8 to 11       639,733       666,866       698,955       728,584

     Loans indexed to "basket
     of currencies"                       11.34 to 11.64       142,397       145,805       142,397       145,805

     Loans indexed to
       other currency                               8.75         6,653         9,531         6,653         9,531

     Foreign currency (US Dolar)
       Loans linked to securitization
         of export receivables              5.98 to 7.05                                 1,910,372       721,461
       Eurobonds                                       9                     446,093
         Advances on export contract/
           Prepayment                          1.45 to 8     1,005,927       994,640     1,019,818       994,640
       Loans / financings US$                2.62 to 5.1                                   115,620       167,725
     Other loans and working
           capital                           2.43 to 3.2                                                 804,160
           financings                       1.26 to 7.08        83,925        95,998       275,362       306,946
                                                            ----------    ----------    ----------    ----------
                                                             1,878,635     2,358,933     4,169,177     3,878,852
     Current portion (including
       accrued interest)                                    (1,037,368)   (1,497,504)   (1,419,669)   (2,252,257)
                                                            ----------    ----------    ----------    ----------

     Long-term maturities                                      841,267       861,429     2,749,508     1,626,595
                                                            ==========    ==========    ==========    ==========

     2004                                                      215,725       246,547       256,271       325,594
     2005                                                      147,294       144,790       372,228       302,951
     2006                                                      144,650       142,195       499,544       301,986
     2007 to 2011                                              333,598       327,897     1,621,465       696,064
                                                            ----------    ----------    ----------    ----------
                                                               841,267       861,429     2,749,508     1,626,595
                                                            ==========    ==========    ==========    ==========


     At September 30, 2003, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 807,450 (June 2003 - R$ 852,755), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.41% and 11.64% to be amortized in the period from 2003 to 2009.

     The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.


--------------------------------------------------------------------------------
                                                                        Pag.: 18

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     In August 2003, Aracruz Celulose S.A. settled US$ 150 million in Eurobonds acquired by subsidiary Aracruz Trading S.A.

     As from February through June 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.49% to 3.24%. The amount of US$ 50 million was amortized in May 2003, US$ 50 million was amortized in September 2003 and the remaining balance will be amortized in the period from October 2003 to April 2004.

     In June 2003, Aracruz Celulose S.A. obtained US$ 60 million in pre-export financing for amortization in December 2004, paying interest of 4.20%.

     In June 2003, Aracruz Trading S.A obtained US$ 280 million in short-term financing which matures in August 2003 , paying annual interest rates of from 2.43% to 3.20%.

     Aracruz Trading S.A. obtained US$ 100 million in long-term financing guaranteed by future exports of Aracruz Celulose S.A., paying annual interest rates of 2.54% and 2.75%. This financing matures in May and June 2004 and can be repaid in advance. The amounts of US$ 37.5 million and US$ 25,0 million were repaid in advance in December 2002 and May 2003, respectively. At June 30, 2003, the principal remained was US$ 37.5 million.

     In February 2002, Aracruz Celulose S.A., through its subsidiary Aracruz Trading S.A., entered into an agreement with a special-purpose entity
     (SPE). This SPE received US$ 250 million through the issue of export securitization notes and these funds were advanced to Aracruz Trading S.A. In August 2003, the Company, through Aracruz Trading S.A., carried out a second issue of export securitization notes, amounting to US$ 400 million, under the same terms and conditions as those established in the securitization program of February 2002. On the other hand, Aracruz Celulose S.A. securitized the debt raised for the sale to the SPE of 95 percent of its current and future receivables. In June 2003, this debt was reduced to 80 percent. Fund surpluses received related to contract requirements are transferred to the Company on a monthly basis.

     The table below summarizes the terms and conditions of both note issues, as established in the securitization program.


                                                                              Outstanding balance in
                                                                                  thousands of Reais
                                                                            -------------------------
                                                                                                2003
                                                                            -------------------------
                     Original credit             Annual          Due date     September          June
Issued                      line US$    interest rate %
------------------  ----------------  -----------------  ----------------   -----------  ------------

    February 2002            250,000              5.904        March 2009      730,850       718,000

      August 2003            400,000              7.048    September 2011    1,169,360
                    -----------------                                       -----------  ------------
                             650,000                                         1,900,210       718,000
                    =================                                       ===========  ============


     In August 2003, Aracruz Celulose S.A., through its subsidiary Aracruz Trading S.A., entered into an agreement with a special-purpose entity
     (SPE). This SPE received US$ 400 million for the issue of a

--------------------------------------------------------------------------------
                                                                        Pag.: 19

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     second tranche of export securitization notes, through the securitization program created in February 2002. The funds were advanced to Aracruz Trading S.A. Securitized senior notes bear interest of 7.048%, to be settled on a monthly basis, beginning September 1, 2003. The principal is to be repayable in 73 months, beginning September 1, 2005. The net funds deriving from this transaction were transferred to Aracruz Celulose S.A. as an advance on future pulp purchases.

     In July 2003, Aracruz Celulose S.A. canceled 180,000 debentures held in treasury, issued in 1982 and 1990.


11   Financial Instruments
    (CVM Instruction N(0) 235/95)

(a)  Risk management

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

     The exposure of the company to liabilities in US dollar does not represent risk of the economical and financial point of view, the future obligations of payments in local currency of the liabilities harnessed to the exchange are compensated by the operational income, once almost the totality of the sales is exported.

     Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.


(b)  Market value

     The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

     The estimated market values of the Company's financial instruments at September 30, 2003 can be summarized as follows:


     Financial Instruments                         Parent Company                 Consolidated
                                       --------------------------   --------------------------

                                        Accounting         Market    Accounting         Market
                                       ------------  ------------   -----------   ------------
     Assets

     Cash and cash equivalents                 662            662        41,240         41,240
     Marketable securities                   6,769          6,769       239,559        239,559
     Debt securities                       806,267        806,267       833,261        833,261

     Liabilities

     Short and long-term financing
       (interests included) (i)          1,994,255      1,994,255     4,169,177     4,250,266


     (i) The parent Company's figures include Export Contract Advances in the amount of R$ 115,620,

--------------------------------------------------------------------------------
                                                                        Pag.: 20

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

          which reduce the "Accounts receivable - Pulp" balance.

     Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(c)  Financial derivatives

     At September 30, 2003, the financial derivative position is represented by 300 foreign exchange futures contracts (at the Commodities Futures Exchange (BM&F)) with net notional amount of R$ 44 million (US$ 15 million), falling due on November 2004, and 1,350 foreign exchange futures contracts (BM&F) with net notional amount of R$ 193 million (US$ 66 million), falling due on April 2004.


12   Contingencies

     The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

(a)  Labor claims

     The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

     In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

     At September 30, 2003, the Company maintained provisions in the approximate amounts of R$ 4,200 (unhealthy and dangerous work conditions) and R$ 12,000 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 10,100.


(b)  National Institute of Social Security - INSS

     In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

     At September 30, 2003, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.



--------------------------------------------------------------------------------
                                                                        Pag.: 21

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

(c)  Land demarcation

     The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2,571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13.5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

     Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement".

     Until September 30, 2003 the Company donated R$ 7,288 (during 2003 - R$ 1,804) to the Indigenous Communities Association according to the "Terms of Conduet Agreement".


(d)  Pis / Cofins

     The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. Due to court decisions unfavorable to other taxpayers on similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to accede to the PAES - special payment in installments (R$ 53,399) - created by Law 10.684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999-September 2003, amounts approximately to R$ 127,300, due adjusted to current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.

(e)  Income tax and social contribution related to the Plano Verao

     In December 1994, the Company petitioned the Tribunal Regional Federal da 2(a) regiao (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630.The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988, respectively.


--------------------------------------------------------------------------------
                                                                        Pag.: 22

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

f)   ICMS

     Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, the Company received tax assessments in the amount of R$ 68,3 million (Espirito Santo) and R$ 16,8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85,9 million at May 31, 2001, R$ 63,7 million were approved. The remaining amount of R$ 22,2 million was considered undue.

     Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled.


(g)  Social Contribution on Net Income - Non-levy on export revenues

     In September 2003, the Company was granted an injunction which ensures it the right to stop paying the Social Contribution on Net Income levied on export revenues, starting in calendar year 2002, as well as to ensure the right to offset unduly paid amounts thereon, in the amount of R$ 64 million, adjusted to current price levels by the SELIC rate.


(h)  Other

     The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 19,000. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 11,700.


13  Tax Incentives

     The Company is located at an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non refundable amounts determined through the profit on tax-incentive activities, as follows:

     (i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

     (ii) Profit related to the volume produced by plants A and B, up to the limit of 1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

     The benefit was granted through ADENE Ordinances, having the Federal Revenue Secretariat recognized the entitlement to this exemption as from December 13, 2002.

     At September 30, 2003, this tax incentive benefit amounted to R$ 75,248 (June 2003 - R$ 66,575), and was recorded in "Capital reserve", which can be used only to absorb losses of capital increase.

--------------------------------------------------------------------------------
                                                                        Pag.: 23

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

14   Reconciliation of Shareholders Equity
      and Results of Operations - Parent Company and Consolidated

                                                                          2003
                                                    --------------------------
     Stockholders Equity                              September           June
                                                    -----------    -----------

     Shareholders Equity - Parent Company             2,994,862     2,826,525
     Unrealized shipping expense                         14,881        14,270
     Unrealized profits                                (131,295)     (139,464)
     Income tax over unrealized profits                  39,581        39,749
                                                     ----------    ----------
     Shareholders Equity - Consolidated               2,918,029     2,741,080
                                                     ==========    ==========

                                                           2003          2002
                                                     ----------    ----------

     Results of operations (January to March)         September     September
                                                    -----------    -----------

     Net income  - Parent Company                       726,920      (116,336)
     (Unrealized) realized  shipping expense              2,561         7,495
     Realized (unrealized) profits                      (22,675)      (73,965)
     Income tax over realized (unrealized) profits        9,005        21,104
                                                     ----------    ----------
     Net income  - Consolidated                         715,811      (161,702)
                                                     ==========    ==========


15   Commitments

     Long-term contracts entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. In December 1999 and May 2002 for the supply of chemical products to Aracruz include clauses for suspension and cancellation of these supply contracts in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which Aracruz assumes an obligation to acquire volumes of chemical products which are conservatively projected for the next six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

     On February 21, 2001, Riocell S.A. (formerly Klabin Riocell S.A.) entered into agreements with a third party for the sale its land and forest, whereby Riocell agrees to repurchase wood wastes up to December 31, 2014. The unusable portion of the wastes purchased up to September 30, 2003 generated the recording of a provision for inventory losses in the amount of R$ 1,684. Company management is looking for alternatives aimed at enhancing the use of these wood wastes.


                                   *  *  *



--------------------------------------------------------------------------------
                                                                        Pag.: 24

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     Supplemental Information

1    Statement of cash flows

                                                                 Parent Company             Consolidated
                                                          ----------------------  ----------------------
                                                                   3rd  quarter              3rd quarter
                                                          ----------------------  ----------------------
                                                               2003         2002       2003         2002
                                                          ---------   ----------  ---------   ----------
     Operating activities

     Net income (loss) for the year                         159,664     (35.644)    168,276     (82,021)
       Adjustments to reconcile net income for the year
         with cash flow provided by operating activities
        Depreciation, amortization and depletion             74,864      68,264      91,943      73,442
        Equity in the results of subsidiaries               (91,121)   (399,668)
        Income tax and social contribution                   23,414    (109,494)     21,252    (143,243)
        Exchange and monetary variations                     79,092     672,641      60,089     470,988
        Provision for contingencies, net                     80,222      22,932      78,295      22,956
        Provision for losses in tax credits                  18,463       4,368      18,463       4,368
        Realization of goodwill                               1,184       1,429       1,184       1,429
        Tax incentives                                        8,673                   8,673
        Residual value of property, plant and
          equipment disposed of                               6,478        (413)       (465)       (414)

     Decrease (increase) in assets
        Debt securities                                     (27,449)    200,546     (16,976)    200,655
     Accounts receivable                                     (4,072)   (453,108)    (19,683)   (137,574)
     Inventories                                            (16,152)      4,833      (6,837)    (36,842)
     Taxes recoverable                                       75,287     (33,124)     68,799     (33,558)
     Others                                                   1,349     (29,919)     (6,225)      4,117
     Increase in liabilities
        Suppliers                                            35,868     117,026    (105,702)    124,328
     Loans from related parties
          (includes interests)                              158,248     (39,329)
     Interests on loans and financings                      (17,458)     (2,915)    (10,706)      8,309
     Social contribution                                   (152,111)               (131,216)      4,540
        Provisions for litigation and contingency           (63,916)       (762)    (63,961)       (762)
        Others                                               26,432       8,530      28,810       6,794
        PAES                                                 53,399                  53,399
                                                           --------    --------    --------    --------

     Cash provided by operating activities                  430,358      (3,807)    237,412     487,512
                                                           --------    --------    --------    --------

--------------------------------------------------------------------------------
                                                                        Pag.: 25

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

                                                                      Parent Company                Consolidated
                                                            ------------------------    ------------------------
                                                                        3rd  quarter                 3rd quarter
                                                            ------------------------    ------------------------
                                                                  2003          2002          2003          2002
                                                            ----------    ----------    ----------    ----------
     Investing activities
          Debt securities                                     (151,688)      258,039      (189,155)      258,039
              Additions to permanent assets
              Investments in subsidiaries (*)                 (118,328)         (617)   (1,002,010)
              Capital reduction                                470,250
              Fixed assets                                    (115,437)     (248,081)     (155,215)     (254,948)
              Deferred charges                                                              (1,032)       (1,326)
          Proceeds received from sale of
             permanent assets                                        5           186           466           187
                                                            ----------    ----------    ----------    ----------

          Cash used in investing activities                     84,802         9,527    (1,346,946)        1,952
                                                            ----------    ----------    ----------    ----------

          Financing activities
             Loans and financings
                Additions                                      357,076        62,476     1,676,477        90,116
                Repayments                                    (874,828)      (66,726)   (1,436,146)     (104,721)
                Dividends (paid) reversed                          (14)          (12)          (14)          (12)
                                                            ----------    ----------    ----------    ----------

          Cash provided by (used in) financing activities     (517,766)       (4,262)      240,317       (14,617)
                                                            ----------    ----------    ----------    ----------

          Effect of changes in exchange rates on cash
             and cash equivalent                                                            (3,140)      147,306
                                                            ----------    ----------    ----------    ----------
          Increase (decrease) in cash and cash
             equivalents                                        (2,606)        1,458      (872,357)      622,153

          Cash and cash equivalents, beginning of year          10,037           105     1,153,156        88,930
                                                            ----------    ----------    ----------    ----------

        Cash and cash equivalents, end of year                   7,431         1,563       280,799       711,083
                                                            ==========    ==========    ==========    ==========


     (*) Acquisition of remaining Riocell's shares.

--------------------------------------------------------------------------------
                                                                        Pag.: 26

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

2    Statement of value added

                                                          Parent Company            Consolidated
                                                    --------------------    --------------------
                                                             3rd quarter             3rd quarter
                                                    --------------------    --------------------
                                                        2003        2002        2003        2002
                                                    --------    --------    --------    --------
     Income                                          653,831     539,576     874,971     656,003

     Consumables acquired from third parties        (292,557)   (276,953)   (436,530)   (274,567)
                                                    --------    --------    --------    --------

     Gross value added                               361,274     262,623     438,441     381,436

     Retentions
        Depreciation, amortization and depletion     (74,864)    (68,264)    (91,943)    (73,442)

     Net value added generated
        by the Company                               286,410     194,359     346,498     307,994

     Received in transfers
        Financial income - including monetary
          and exchange variations                     46,500     212,763      45,326     303,953
        Equity in results of subsidiary companies     91,121     399,668
                                                    --------    --------    --------    --------

     Available value for distribution                424,031     806,790     391,824     611,947
                                                    ========    ========    ========    ========

     Distribution of value added

     Government and community
        Taxes and contributions                       54,801    (103,810)     67,185    (132,551)
        Support, sponsorship and donations             2,529       6,770       2,532       6,773


     Employees                                        34,117      30,978      38,286      34,531

     Interest on third parties' capital
        Financial expenses                           172,920     908,497     115,544     785,215

     Income withheld                                 159,664     (35,645)    168,277     (82,021)
                                                    --------    --------    --------    --------

     Total distributed and withheld                  424,031     806,790     391,824     611,947
                                                    ========    ========    ========    ========


--------------------------------------------------------------------------------
                                                                        Pag.: 27

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     Aracruz presented consolidated net income for the nine-month period ended at September 30, 2003 of R$ 168,276, compared with the consolidated net income of R$ 82,021 in the same period of 2002. The results of the period refleted mainly the impacts of exchange rate variation .

     Aracruz finished goods at September 30, 2003 was 332,000 tons ( June 2003 - 291,000 tons).

1.   Operational Activities

     o    Commercial Performance

     The pulp sales in the quarter were 521,000 tons (consolidated - 610,000 tons), representing an derease of 6% compared to the same period of last year caused by the production increase and cellulose of the new line, begin 98% represented sales for clients outside of Brazil. The net average price during the third was US$ 427/t (consolidated - US$ 451/t), 24% (consolidated - 1%) higher than the same period of 2002 - US$ 344/t (consolidated - US$ 445/t).


     o    Operational Performance

     During the second quarter, the Company produced 529,000 metric tons, 13% higher than the same quarter of 2002, caused by the production increase and cellulose of the new line. The average production cost for the nine-month period ended September 30, 2003 was 5% higher than in the comparative period in the prior year, mainly because the increase of the wood costs (volumes and unit cost increases) and the chemicals produts used in the production process.


     Parent Company

    ---------------------------------------------------------------------------
     Cost Analysis                                                3rd  quarter
                                                   ----------------------------
     R$ per metric ton                                2003               2002
                                                   -------            -------

     Cost of goods sold (*)                            666                672

     Selling expenses                                   15                 14

     General and administrative expenses                34                 42

     Other operational expenses, net (**)               43                 25
                                                   -------            -------
     Total                                             758                753
                                                   =======            =======

     Production cost (R$ per metric ton)               586                559

     Tonnage sold (thousands)                      521,496            493,304

     Tonnage produced (thousands)                  528,904            467,362
    ---------------------------------------------------------------------------

      (*)  Includes the average cost of inventories plus freight, insurance and other indirect costs. R$ 86/ton (2002 - R$ 119 /ton).
      (**) Does not include monetary / exchange variation, financial income
           / expenses and equity in the results of subsidiaries.


--------------------------------------------------------------------------------
                                                                        Pag.: 28

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

2.   Evolution of Indebtedness


    ---------------------------------------------------------------------------
     Parent Company
     R$ thousands
                                       3rd  quarter 2003      2nd Quarter 2003
                                       -----------------      ----------------

    o Local currency                             646,386               676,397

    o Foreign currency                         1,232,249             1,682,536

    o Cash and cash equivalents (*)             (813,698)            (637,167)
                                       -----------------      ----------------
    Net debt                                   1,064,937             1,721,766
                                       =================      ================
    ---------------------------------------------------------------------------

    (*) Includes debt securities.


    ---------------------------------------------------------------------------
    Consolidated
    R$ thousands
                                      3rd  quarter 2003       2nd Quarter 2003
                                      -----------------       ----------------

    o Local currency                            705,608                738,115

    o Foreign currency                        3,463,569              3,140,737


    o Cash and cash equivalents  (*)         (1,114,060)            (1,780,286)
                                       ----------------       ----------------


       Net debt                               3,055,117              2,098,566
                                       ================       ================
    ---------------------------------------------------------------------------

     (*) Includes debt securities

3.   Operational Investments

     During the quarter, the Company invested R$115,4 million (consolidated - R$ 156,2 million), compared with R$ 248,1 million (consolidated - R$ 256,3 million) in the comparative period in the previous year. The Company invested basically in its production (R$ 4,1 million), expansion project Fiberline C (R$ 5,7 million), land acquisition (R$ 26,0 million) and forestry activities (R$ 69,9 million) (consolidated). Silviculture projects required R$ 66,7 million (95%) of the forestry investments.

     The other investments totaled R$ 50,5 million, included Aracruz Produtos de Madeira S.A. and Veracel Celulose S.A.


--------------------------------------------------------------------------------
                                                                        Pag.: 29

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                            3 - DATE - 09/30/2003   4 - DATE - 06/30/2003
------------------------------------------------------------------------------------------------------
1            TOTAL ASSETS                                           7,867,239               8,669,233
------------------------------------------------------------------------------------------------------
1.1          CURRENT ASSETS                                         2,192,504               2,923,088
------------------------------------------------------------------------------------------------------
1.1.1        CASH AND CASH EQUIVALENTS                                280,799               1,153,156
------------------------------------------------------------------------------------------------------
1.1.2        CREDITS                                                  704,605                 774,534
------------------------------------------------------------------------------------------------------
1.1.2.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                510,339                 506,453
------------------------------------------------------------------------------------------------------
1.1.2.2      EMPLOYEES                                                  5,993                   3,897
------------------------------------------------------------------------------------------------------
1.1.2.3      SUPPLIERS                                                 12,594                  15,751
------------------------------------------------------------------------------------------------------
1.1.2.4      TAXES                                                    125,439                 212,971
------------------------------------------------------------------------------------------------------
1.1.2.5      OTHERS                                                    50,240                  35,462
------------------------------------------------------------------------------------------------------
1.1.3        INVENTORIES                                              362,033                 355,196
------------------------------------------------------------------------------------------------------
1.1.3.1      SUPPLIES                                                  75,376                  75,811
------------------------------------------------------------------------------------------------------
1.1.3.2      RAW MATERIALS                                             61,889                  59,468
------------------------------------------------------------------------------------------------------
1.1.3.3      FINISHED GOODS                                           210,568                 207,083
------------------------------------------------------------------------------------------------------
1.1.3.4      PRODUCTS IN PROCESS                                       13,431                  11,859
------------------------------------------------------------------------------------------------------
1.1.3.5      OTHERS                                                       769                     975
------------------------------------------------------------------------------------------------------
1.1.4        OTHERS                                                   845,067                 640,202
------------------------------------------------------------------------------------------------------
1.1.4.1      DEBT SECURITIES                                          833,261                 627,130
------------------------------------------------------------------------------------------------------
1.1.4.2      FIXED ASSETS AVAILABLE FOR SALE                                -                       -
------------------------------------------------------------------------------------------------------
1.1.4.3      PREPAID EXPENSES                                          11,796                  13,062
------------------------------------------------------------------------------------------------------
1.1.4.4      RETENTION ON FINANCING CONTRACTS                               -                       -
------------------------------------------------------------------------------------------------------
1.1.4.5      OTHERS                                                        10                      10
------------------------------------------------------------------------------------------------------
1.2          LONG-TERM ASSETS                                         154,563                 139,219
------------------------------------------------------------------------------------------------------
1.2.1        CREDITS                                                  100,486                  92,683
------------------------------------------------------------------------------------------------------
1.2.1.1      SUPPLIERS                                                 77,258                  68,258
------------------------------------------------------------------------------------------------------
1.2.1.2      TAXES                                                      9,124                   8,988
------------------------------------------------------------------------------------------------------
1.2.1.3      CUSTOMER                                                  14,104                  15,437
------------------------------------------------------------------------------------------------------
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                          -                       -
------------------------------------------------------------------------------------------------------
1.2.2.1      FROM AFFILIATES                                                -                       -
------------------------------------------------------------------------------------------------------
1.2.2.2      FROM SUBSIDIARIES                                              -                       -
------------------------------------------------------------------------------------------------------
1.2.2.3      OTHERS                                                         -                       -
------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 30

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                       3 - DATE - 09/30/2003  4 - DATE - 06/30/2003
---------------------------------------------------------------------------------------------------
1.2.3           OTHERS                                               54,077                 46,536
---------------------------------------------------------------------------------------------------
1.2.3.1         DEBT SECURITIES                                           -                      -
---------------------------------------------------------------------------------------------------
1.2.3.2         ESCROW DEPOSITS                                      39,847                 38,708
---------------------------------------------------------------------------------------------------
1.2.3.3         RETENTIONS ON FINANCING CONTRACTS                         -                      -
---------------------------------------------------------------------------------------------------
1.2.3.4         OTHERS                                               14,230                  7,828
---------------------------------------------------------------------------------------------------
1.3             FIXED ASSETS                                      5,520,172              5,606,926
---------------------------------------------------------------------------------------------------
1.3.1           INVESTMENTS                                         854,486              1,006,337
---------------------------------------------------------------------------------------------------
1.3.1.1         IN AFFILIATES                                             -                      -
---------------------------------------------------------------------------------------------------
1.3.1.2         IN SUBSIDIARIES                                     854,072              1,005,923
---------------------------------------------------------------------------------------------------
1.3.1.3         OTHER COMPANIES                                         414                    414
---------------------------------------------------------------------------------------------------
1.3.2           PROPERTY, PLANT AND EQUIPMENT                     4,567,622              4,500,744
---------------------------------------------------------------------------------------------------
1.3.2.1         LAND                                                652,024                625,663
---------------------------------------------------------------------------------------------------
1.3.2.2         BUILDINGS                                           471,854                462,367
---------------------------------------------------------------------------------------------------
1.3.2.3         MACHINERY AND EQUIPMENT                           2,561,613              2,606,358
---------------------------------------------------------------------------------------------------
1.3.2.4         FORESTS                                             655,928                598,190
---------------------------------------------------------------------------------------------------
1.3.2.6         CONSTRUCTION IN PROGRESS                            151,293                132,120
---------------------------------------------------------------------------------------------------
1.3.2.7         OTHERS                                               74,910                 76,046
---------------------------------------------------------------------------------------------------
1.3.3           DEFERRED CHARGES                                     98,064                 99,845
---------------------------------------------------------------------------------------------------
1.3.3.1         INDUSTRIAL                                           12,221                 12,909
---------------------------------------------------------------------------------------------------
1.3.3.2         FORESTS                                                   -                      -
---------------------------------------------------------------------------------------------------
1.3.3.3         ADMINISTRATIVE                                            -                     14
---------------------------------------------------------------------------------------------------
1.3.3.4         OTHERS                                               85,843                 86,922
---------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 31

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                         3 - DATE - 09/30/2003  4 - DATE - 06/30/2003
-----------------------------------------------------------------------------------------------------
2               TOTAL LIABILITIES                                   7,867,239              8,669,233
-----------------------------------------------------------------------------------------------------
2.1             CURRENT LIABILITIES                                 1,798,674              2,832,575
-----------------------------------------------------------------------------------------------------
2.1.1           LOANS AND FINANCING                                 1,419,669              2,252,257
-----------------------------------------------------------------------------------------------------
2.1.2           DEBENTURES                                                  -                      -
-----------------------------------------------------------------------------------------------------
2.1.3           SUPPLIERS                                             233,993                333,129
-----------------------------------------------------------------------------------------------------
2.1.4           TAXES                                                  70,374                197,051
-----------------------------------------------------------------------------------------------------
2.1.5           DIVIDENDS PAYABLE                                       1,472                  1,486
-----------------------------------------------------------------------------------------------------
2.1.6           PROVISIONS                                             30,921                 22,140
-----------------------------------------------------------------------------------------------------
2.1.6.1         VACATION AND 13rd  SALARY                              20,775                 15,832
-----------------------------------------------------------------------------------------------------
2.1.6.2         PROFIT SHARING                                         10,146                  6,308
-----------------------------------------------------------------------------------------------------
2.1.7           LOANS FROM RELATED PARTIES                                  -                      -
-----------------------------------------------------------------------------------------------------
2.1.8           OTHERS                                                 42,245                 26,512
-----------------------------------------------------------------------------------------------------
2.1.8.1         PROPOSED DIVIDENDS                                          -                      -
-----------------------------------------------------------------------------------------------------
2.1.8.2         OTHERS                                                 42,245                 26,512
-----------------------------------------------------------------------------------------------------
2.2             LONG-TERM LIABILITIES                               3,149,851              1,941,624
-----------------------------------------------------------------------------------------------------
2.2.1           LOANS AND FINANCING                                 2,749,508              1,626,595
-----------------------------------------------------------------------------------------------------
2.2.2           DEBENTURES                                                  -                      -
-----------------------------------------------------------------------------------------------------
2.2.3           PROVISIONS                                                  -                      -
-----------------------------------------------------------------------------------------------------
2.2.4           LOANS FROM RELATED PARTIES                                  -                      -
-----------------------------------------------------------------------------------------------------
2.2.5           OTHERS                                                400,343                315,029
-----------------------------------------------------------------------------------------------------
2.2.5.1         SUPPLIERS                                              48,197                 52,634
-----------------------------------------------------------------------------------------------------
2.2.5.2         TAX CONTINGENCIES                                     210,725                217,266
-----------------------------------------------------------------------------------------------------
2.2.5.3         LABOR CONTINGENCIES                                    37,228                 16,353
-----------------------------------------------------------------------------------------------------
2.2.5.4         OTHERS                                                104,193                 28,776
-----------------------------------------------------------------------------------------------------
2.3             DEFERRED INCOME                                             -                      -
-----------------------------------------------------------------------------------------------------
2.4             MINORITY INTEREST                                         685              1,153,954
-----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 32

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                          3 - DATE - 09/30/2003   4 - DATE - 06/30/2003
------------------------------------------------------------------------------------------------------
2.5             STOCKHOLDER'S EQUITY                                 2,918,029              2,741,080
------------------------------------------------------------------------------------------------------
2.5.1           PAID-IN CAPITAL                                      1,854,507              1,854,507
------------------------------------------------------------------------------------------------------
2.5.1.1         COMMON STOCK                                           783,599                783,599
------------------------------------------------------------------------------------------------------
2.5.1.2         PREFERRED STOCK                                      1,070,908              1,070,908
------------------------------------------------------------------------------------------------------
2.5.2           CAPITAL RESERVES                                        75,248                 66,575
------------------------------------------------------------------------------------------------------
2.5.3           REVALUATION RESERVE                                          -                      -
------------------------------------------------------------------------------------------------------
2.5.3.1         OWN ASSETS                                                   -                      -
------------------------------------------------------------------------------------------------------
2.5.3.2         SUBSIDIARIES / AFFILIATES                                    -                      -
------------------------------------------------------------------------------------------------------
2.5.4           REVENUE RESERVES                                       338,187                338,187
------------------------------------------------------------------------------------------------------
2.5.4.1         LEGAL                                                  125,972                125,972
------------------------------------------------------------------------------------------------------
2.5.4.2         STATUTORY                                                    -                      -
------------------------------------------------------------------------------------------------------
2.5.4.3         FOR CONTINGENCIES                                            -                      -
------------------------------------------------------------------------------------------------------
2.5.4.4         UNREALIZED INCOME                                            -                      -
------------------------------------------------------------------------------------------------------
2.5.4.5         FOR INVESTMENTS                                        220,366                220,366
------------------------------------------------------------------------------------------------------
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                        -                      -
------------------------------------------------------------------------------------------------------
2.5.4.7         OTHER UNREALIZED INCOME                                (8,151)                (8,151)
------------------------------------------------------------------------------------------------------
2.5.4.7.1       TREASURY STOCK                                         (8,151)                (8,151)
------------------------------------------------------------------------------------------------------
2.5.5           RETAINED EARNINGS                                      650,087                481,811
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 33

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
07.01 - CONSOLIDATED STATEMENT OF OPERATIONS - THOUSAND OF R$
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                              3 - FROM : 07/01/2003   4 - FROM : 01/01/2003
                                                                TO : 09/30/2003         TO : 09/30/2003
----------------------------------------------------------------------------------------------------------
3.1          GROSS SALES AND SERVICES  REVENUE                           910,393              2,389,384
----------------------------------------------------------------------------------------------------------
3.2          SALES TAXES AND OTHER DEDUCTIONS                           (71,491)              (196,306)
----------------------------------------------------------------------------------------------------------
3.3          NET SALES REVENUE                                           838,902              2,193,078
----------------------------------------------------------------------------------------------------------
3.4          COST OF GOODS SOLD                                        (428,554)            (1,028,528)
----------------------------------------------------------------------------------------------------------
3.5          GROSS PROFIT                                                410,348              1,164,550
----------------------------------------------------------------------------------------------------------
3.6          OPERATING (EXPENSES) INCOME                               (172,634)               (13,439)
----------------------------------------------------------------------------------------------------------
3.6.1        SELLING                                                    (42,388)              (107,919)
----------------------------------------------------------------------------------------------------------
3.6.2        GENERAL AND ADMINISTRATIVE                                 (23,463)               (54,208)
----------------------------------------------------------------------------------------------------------
3.6.3        FINANCIAL                                                  (81,050)                218,989
----------------------------------------------------------------------------------------------------------
3.6.3.1      FINANCIAL INCOME                                             45,325                    390
----------------------------------------------------------------------------------------------------------
3.6.3.2      FINANCIAL EXPENSES                                        (126,375)                218,599
----------------------------------------------------------------------------------------------------------
3.6.4        OTHER OPERATING INCOME                                       13,076                 16,364
----------------------------------------------------------------------------------------------------------
3.6.5        OTHER OPERATING EXPENSES                                   (38,809)               (86,665)
----------------------------------------------------------------------------------------------------------
3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                            -                      -
----------------------------------------------------------------------------------------------------------
3.7          OPERATING INCOME (LOSS)                                     237,714              1,151,111
----------------------------------------------------------------------------------------------------------
3.8          NON-OPERATING (EXPENSES)  INCOME                              (697)               (20,271)
----------------------------------------------------------------------------------------------------------
3.8.1        INCOME                                                          489                  1,938
----------------------------------------------------------------------------------------------------------
3.8.2        EXPENSES                                                    (1,186)               (22,209)
----------------------------------------------------------------------------------------------------------
3.9          INCOME(LOSS) BEFORE INCOME  TAXES AND
             MANAGEMENT REMUNERATION                                    237,017              1,130,840
----------------------------------------------------------------------------------------------------------
3.10         INCOME TAX AND SOCIAL CONTRIBUTION                         (47,624)              (362,579)
----------------------------------------------------------------------------------------------------------
3.11         DEFERRED INCOME TAX ES                                     (21,252)               (52,434)
----------------------------------------------------------------------------------------------------------
3.12         MANAGEMENT REMUNERATION AND STATUORY
             APPROPRIATIONS                                                    -                      -
----------------------------------------------------------------------------------------------------------
3.12.1       PARTICIPATIONS                                                    -                      -
----------------------------------------------------------------------------------------------------------
3.12.2       REMUNERATION                                                      -                      -
----------------------------------------------------------------------------------------------------------
3.14         MINORITY INTEREST                                               135                   (16)
----------------------------------------------------------------------------------------------------------
3.15         NET INCOME (LOSS) FOR THE PERIOD                            168,276                715,811
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
             CAPITAL STOCK-QUANTITY (THOUSANDS)                        1,030,693              1,030,693
----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
1 - CODE           4 - FROM : 07/01/2002   5 - FROM : 01/01/2002
                         TO : 09/30/2002         TO : 09/30/2002
------------------------------------------------------------------
3.1                       694,499               1,412,836
------------------------------------------------------------------
3.2                      (58,858)               (100,646)
------------------------------------------------------------------
3.3                       635,641               1,312,190
------------------------------------------------------------------
3.4                     (289,222)               (735,239)
------------------------------------------------------------------
3.5                       346,419                 576,951
------------------------------------------------------------------
3.6                     (568,582)               (957,709)
------------------------------------------------------------------
3.6.1                    (26,751)                (62,918)
------------------------------------------------------------------
3.6.2                    (22,694)                (53,215)
------------------------------------------------------------------
3.6.3                   (499,441)               (814,625)
------------------------------------------------------------------
3.6.3.1                   304,981                447,146
------------------------------------------------------------------
3.6.3.2                 (804,422)            (1,261,771)
------------------------------------------------------------------
3.6.4                    (10,210)                  2,462
------------------------------------------------------------------
3.6.5                     (9,486)               (29,413)
------------------------------------------------------------------
3.6.6                           -                      -
------------------------------------------------------------------
3.7                     (222,163)              (380,758)
------------------------------------------------------------------
3.8                         (843)                (4,145)
------------------------------------------------------------------
3.8.1                         358                  3,086
------------------------------------------------------------------
3.8.2                     (1,201)                (7,231)
------------------------------------------------------------------
3.9                     (223,006)              (384,903)
------------------------------------------------------------------
3.10                      (2,367)                 58,841
------------------------------------------------------------------
3.11                     143,243                 164,282
------------------------------------------------------------------
3.12                           -                       -
------------------------------------------------------------------
3.12.1                         -                       -
------------------------------------------------------------------
3.12.2                         -                       -
------------------------------------------------------------------
3.14                         109                      78
------------------------------------------------------------------
3.15                    (82,021)                (161,702)
------------------------------------------------------------------

------------------------------------------------------------------
                       1,032,071               1,032,071
------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                       Pag.: 34

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                              3 - FROM : 07/01/2003   4 - FROM : 01/01/2003
                                                                TO : 09/30/2003         TO : 09/30/2003
----------------------------------------------------------------------------------------------------------
             EARNINGS PER SHARE                                          0,16326                0,69449
----------------------------------------------------------------------------------------------------------
             LOSS PER SHARE                                                    -                      -
----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                                4 - FROM : 07/01/2002   5 - FROM : 01/01/2002
                                                                  TO : 09/30/2002         TO : 09/30/2002
-----------------------------------------------------------------------------------------------------------
             EARNINGS PER SHARE                                         (0,07947)               (0,15668)
----------------------------------------------------------------------------------------------------------
             LOSS PER SHARE                                                     -                       -
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 35

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
08.01 - COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

The comments related to the Company's consolidated performance for the quarter are presented together with the comments related to the Company's performance in section 5.

--------------------------------------------------------------------------------
                                                                        Pag.: 36

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15.01 - INVESTMENT PROJECTS
--------------------------------------------------------------------------------

The comments related to investments are presented in note 3 of section 05.

--------------------------------------------------------------------------------
                                                                        Pag.: 37

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------


Shareholders with over 5% of common shares.

Pursuant to the Regulation of Corporate Governance Practices (Level 1), the following table sets forth the stock position on September 30, 2003.

-------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                      3 - TAXPAYER NO./CPF  4 - NATIONALITY  5 - STATE     COMMON STOCK
                                                                                          -------------------
                                                                                          6 - QU'TY     7 - %
                                                                                            (000)
-------------------------------------------------------------------------------------------------------------
  01       Newark Financial Inc.                  -             B.V. Islands      -         127,507     28.00
-------------------------------------------------------------------------------------------------------------
  02       Sodepa S.A.                    43.826.833/0001-19     Brazilian       SP         127,507     28.00
-------------------------------------------------------------------------------------------------------------
  03       Arapar S.A.                    29.282.803/0001-68     Brazilian       RJ         127,494     28.00
-------------------------------------------------------------------------------------------------------------
  04       Lorentzen Empreendimentos      00.383.281/0001-09     Brazilian       RJ              12         0
-------------------------------------------------------------------------------------------------------------
  05       BNDES Participacoes  S.A.      00.383.281/0001-09     Brazilian       RJ          56,881     12.49
-------------------------------------------------------------------------------------------------------------
  97       Treasuary Stock                        -                  -            -             483      0.11
-------------------------------------------------------------------------------------------------------------
  98       Others                                 -                  -            -          15,507      3.40
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
  99       Total                                                                            455,391    100.00
-------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------
1 - ITEM              PREFERRED STOCK            TOTAL SHARES
                 ----------------------  ----------------------
                 8 - QU'TY (000)  9 - %    10 - QU'TY   11 - %
                                              (000)
---------------------------------------------------------------
  01                        -        -        127,507    12.35
---------------------------------------------------------------
  02                   85,611    14.83        213,118    20.64
---------------------------------------------------------------
  03                        -        -        127,494    12.35
---------------------------------------------------------------
  04                                               12        0
---------------------------------------------------------------
  05                   44,162     7.65        101,043     9.79
---------------------------------------------------------------
  97                    1,378     0.24          1,861     0.18
---------------------------------------------------------------
  98                  446,012    77.28        461,519    44.70
---------------------------------------------------------------

---------------------------------------------------------------
  99                  577,163   100.00      1,032,554   100.00
---------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 38

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------

Distribution of stock capital from stockholders level to individual investor level

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
  01       NEWARK FINANCIAL INC.                             09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                             3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE         COMMON STOCK
                                                                                                        -----------------------    -
                                                                                                          6 - QU'TY       7 - %
------------------------------------------------------------------------------------------------------------------------------------
    0101   VCP Exportadora e Participacoes S.A.  04.200.557-0001/27          Brazilian        SP           50,000        100.00
------------------------------------------------------------------------------------------------------------------------------------
    0199   Total                                                                                           50,000        100.00
------------------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------
1 - ITEM       PREFERRED STOCK             TOTAL SHARES
           -----------------------    -------------------------
             8 - QU'TY       9 - %      10 - QU'TY    11 - %
---------------------------------------------------------------
    0101                                    50,000    100.00
---------------------------------------------------------------
    0199                                    50,000    100.00
---------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
0101       VCP EXPORTADORA E PARTICIPACOES S.A               09/30/2003
--------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                             3 - TAXPAYER NO.         4 - NATIONALITY  5 - STATE         COMMON STOCK
                                                                                                        -----------------------
                                                                                                          6 - QU'TY       7 - %
-------------------------------------------------------------------------------------------------------------------------------
  010101   Votorantim Celulose e Papel S.A.      60.643.228-0001/21          Brazilian        SP        70,200,100       100.00
-------------------------------------------------------------------------------------------------------------------------------
  010199   Total                                                                                        70,200,100       100.00
-------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------
1 - ITEM      PREFERRED STOCK             TOTAL SHARES
           -----------------------    -------------------------
             8 - QU'TY      9 - %      10 - QU'TY     11 - %
---------------------------------------------------------------
  010101                                70,200,100    100.00
---------------------------------------------------------------
  010199                                70,200,100    100.00
---------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 39

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

16.01 -  Other relevants informations
--------------------------------------------------------------------------------

-------------------------------- -----------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
010101     VOTORANTIM CELULOSE E PAPEL S.A.                  09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                                 3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE           COMMON STOCK
                                                                                                          --------------------------
                                                                                                              6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
01010101   Votocel Filmes Flexiveis Ltda                61.397.246/0001-33      Brazilian       SP          18,804,569,388   88.95
------------------------------------------------------------------------------------------------------------------------------------
01010102   Nova HPI Participacoes Ltda                  65.785.669/0001-81      Brazilian       SP           2,335,920,930   11.05
------------------------------------------------------------------------------------------------------------------------------------
01010103   Acoes em Condominio                                                                                           3    0.00
------------------------------------------------------------------------------------------------------------------------------------
01010104   BNDES Participacoes S.A. - BNDESPAR          00.383.281/0001-09      Brazilian       RJ
------------------------------------------------------------------------------------------------------------------------------------
01010105   Cimento Rio Branco S.A.                      64.132.236/0001-64      Brazilian       SP
------------------------------------------------------------------------------------------------------------------------------------
01010106   Outros
------------------------------------------------------------------------------------------------------------------------------------
01010107   Acoes em Tesouraria
------------------------------------------------------------------------------------------------------------------------------------
01010199   Total                                                                                            21,140,490,321  100.00
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------
1 - ITEM         PREFERRED STOCK              TOTAL SHARES
             -----------------------  ---------------------------
               8 - QU'TY      9 - %      10 - QU'TY      11 - %
-----------------------------------------------------------------
01010101        616,942,976    3.59     19,421,512,364    50.68
-----------------------------------------------------------------
01010102        147,955,225    0.86      2,483,876,155     6.48
-----------------------------------------------------------------
01010103                                             3     0.00
-----------------------------------------------------------------
01010104      5,797,290,661   33.74      5,797,290,661    15.13
-----------------------------------------------------------------
01010105         85,500,000    0.50         85,500,000     0.22
-----------------------------------------------------------------
01010106     10,590,520,374   61.17     10,590,520,374    27.42
-----------------------------------------------------------------
01010107         24,999,996    0.15         24,999,996     0.07
-----------------------------------------------------------------
01010199     17,182,209,232  100.00     38,322,699,553   100.00
-----------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
01010101   VOTOCEL FILMES FLEXIVEIS LTDA                      09/30/2003
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                                     3 - TAXPAYER NO.     4 - NATIONALITY  5 - STATE           COMMON STOCK
                                                                                                          --------------------------
                                                                                                           6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
0101010101 Votorantim Participacoes S.A.                61.082.582/0001-97      Brazilian       SP               5,018,348  100.00
------------------------------------------------------------------------------------------------------------------------------------
0101010102 Hejoassu Asministracao Ltda                  61.194.148/0001-07      Brazilian       SP                       1    0.00
------------------------------------------------------------------------------------------------------------------------------------
0101010199 Total                                                                                                 5,018,349  100.00
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------
1 - ITEM         PREFERRED STOCK              TOTAL SHARES
             ---------------------- -----------------------------
               8 - QU'TY      9 - %      10 - QU'TY      11 - %
-----------------------------------------------------------------
0101010101                                   5,018,348   100.00
-----------------------------------------------------------------
0101010102                                           1     0.00
-----------------------------------------------------------------
0101010199                                   5,018,349   100.00
-----------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 40

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/INVESTOR     COMPOSITION
01010102      NOVA HPI PARTICIPACOES LTDA                    09/30/2003
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                  3 - TAXPAYER NO.       4 - NATIONALITY  5 - STATE         COMMON STOCK
                                                                                                            ------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
0101010201    Votorantim Participacoes S.A.             61.082.582/0001-97       Brazilian         SP          7,212,408     100,00
------------------------------------------------------------------------------------------------------------------------------------
0101010202    Hejoassu Asministracao Ltda               61.194.148/0001-07       Brazilian         SP                  1       0,00
------------------------------------------------------------------------------------------------------------------------------------
0101010299    Total                                                                                            7,212,409     100.00
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------
1 - ITEM            PREFERRED STOCK              TOTAL SHARES
                 -----------------------    ------------------------
                   8 - QU'TY      9 - %      10 - QU'TY      11 - %
--------------------------------------------------------------------
0101010201                                    7,212,408      100,00
--------------------------------------------------------------------
0101010202                                            1        0,00
--------------------------------------------------------------------
0101010299                                    7,212,409      100.00
--------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                            2 - DATE OF CAPITAL
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/INVESTOR            COMPOSITION
0101010101    VOTORANTIM PARTICIPACOES S.A.                          09/30/2003
-------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                  3 - TAXPAYER NO.       4 - NATIONALITY  5 - STATE         COMMON STOCK
                                                                                                            ------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
010101010101  Hejoassu Administracao Ltda               61.194.148/0001-07       Brazilian         SP       4,039,553,777     98.16
------------------------------------------------------------------------------------------------------------------------------------
010101010102  Jose Ermirio de Moraes Filho - espolio    039.682.948-15           Brazilian         SP          19,026,623      0.46
------------------------------------------------------------------------------------------------------------------------------------
010101010103  Antonio Ermirio de Moraes                 004.806.578-15           Brazilian         SP          19,026,623      0.46
------------------------------------------------------------------------------------------------------------------------------------
010101010104  Ermirio Pereira de Moraes                 499.217.118-49           Brazilian         SP          19,026,623      0.46
------------------------------------------------------------------------------------------------------------------------------------
010101010105  Maria Helena Moraes Scripilliti           174.502.828-52           Brazilian         SP          19,026,623      0.46
------------------------------------------------------------------------------------------------------------------------------------
010101010199  Total                                                                                         4,115,660,269    100.00
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------
1 - ITEM              PREFERRED STOCK                TOTAL SHARES
                 -----------------------    ------------------------
                   8 - QU'TY      9 - %      10 - QU'TY      11 - %
--------------------------------------------------------------------
010101010101                                4,039,553,777     98.16
--------------------------------------------------------------------
010101010102                                   19,026,623      0.46
--------------------------------------------------------------------
010101010103                                   19,026,623      0.46
--------------------------------------------------------------------
010101010104                                   19,026,623      0.46
--------------------------------------------------------------------
010101010105                                   19,026,623      0.46
--------------------------------------------------------------------
010101010199                                4,115,660,269    100.00
--------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                                    Pag.: 41

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
16.01 -  Other relevants informations
-------------------------------------------------------------------------------





--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM        02  - NAME OF THE HOLDING COMPANY/INVESTOR   COMPOSITION
0101010102      HEJOASSU ADMINISTRACAO LTDA                  09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                                   3 - TAXPAYER NO.     4 - NATIONALITY    5 - STATE       COMMON STOCK
                                                                                                              ----------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
010101010201    Jose Ermirio de Moraes Filho - espolio      039.682.948-15          Brazilian           SP        400,000     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010202    AEM Participacoes S.A.                    05.062.403/0001-89        Brazilian           SP        400,000     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010203    ERMAN Participacoes S.A.                  05.062.376/0001-44        Brazilian           SP        400,000     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010204    MRC Participacoes S.A.                    05.062.355/0001-29        Brazilian           SP        400,000     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010299    Total                                                                                           1,600,000    100.00
------------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------
1 - ITEM            PREFERRED STOCK              TOTAL SHARES
                -----------------------   ---------------------------
                  8 - QU'TY      9 - %      10 - QU'TY      11 - %
---------------------------------------------------------------------
010101010201                                   400,000       25.00
---------------------------------------------------------------------
010101010202                                   400,000       25.00
---------------------------------------------------------------------
010101010203                                   400,000       25.00
---------------------------------------------------------------------
010101010204                                   400,000       25.00
---------------------------------------------------------------------
010101010299                                 1,600,000      100.00
---------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 42

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM        02  - NAME OF THE HOLDING COMPANY/INVESTOR   COMPOSITION
0101010102      AEM Participacoes S.A.                       09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM        2 - NAME                               3 - TAXPAYER NO.      4 - NATIONALITY     5 - STATE       COMMON STOCK
                                                                                                            ------------------------
                                                                                                             6 - QU'TY        7 - %
------------------------------------------------------------------------------------------------------------------------------------
010101010201    Antonio Ermirio de Moraes                                        Brazilian            SP                1      0.00
------------------------------------------------------------------------------------------------------------------------------------
010101010202    Antonio Ermirio de Moraes Filho                                  Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010203    Carlos Ermirio de Moraes                                         Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010204    Mario Ermirio de Moraes                                          Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010205    Luis Ermirio de Moraes                                           Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010206    Rubens Ermirio de Moraes                                         Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010207    Rosa Helena Costa de Moraes Macedo                               Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010208    Vera Regina Costa Moraes                                         Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010209    Maria Lucia Costa Moraes Menezes                                 Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010210    Maria Regina Ermirio de Moraes Waib                              Brazilian            SP       76,081,011     11.11
------------------------------------------------------------------------------------------------------------------------------------
010101010211    JEMF Participacoes S.A.                05.062.394/0001-26        Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010212    ERMAN Participacoes S.A.                                         Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010213    MRC Participacoes S.A.                                           Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010299    Total                                                                                         684,729,100    100.00
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------
1 - ITEM              PREFERRED STOCK              TOTAL SHARES
                   ----------------------    --------------------------
                     8 - QU'TY      9 - %      10 - QU'TY      11 - %
-----------------------------------------------------------------------
010101010201                                              1     0.00
-----------------------------------------------------------------------
010101010202                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010203                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010204                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010205                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010206                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010207                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010208                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010209                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010210                                     76,081,011    11.11
-----------------------------------------------------------------------
010101010211                300    33.33                300     0.00
-----------------------------------------------------------------------
010101010212                300    33.33                300     0.00
-----------------------------------------------------------------------
010101010213                300    33.34                300     0.00
-----------------------------------------------------------------------
010101010299                900   100.00        684,730,000   100.00
-----------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 43

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/INVESTOR     COMPOSITION
0101010103    ERMA Participacoes S.A.                        09/30/2003
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                3 - TAXPAYER NO.       4 - NATIONALITY    5 - STATE          COMMON STOCK
                                                                                                               ---------------------
                                                                                                                6 - QU'TY     7 - %
------------------------------------------------------------------------------------------------------------------------------------
010101010301  Ermirio Pereira de Moraes                                          Brazilian          SP          97,818,448    14.29
------------------------------------------------------------------------------------------------------------------------------------
010101010302  Ricardo Ermirio de Moraes                                          Brazilian          SP          97,818,442    14.29
------------------------------------------------------------------------------------------------------------------------------------
010101010303  Fabio Ermirio de Moraes                                            Brazilian          SP          97,818,442    14.29
------------------------------------------------------------------------------------------------------------------------------------
010101010304  Marcos Ermirio de Moraes                                           Brazilian          SP          97,818,442    14.29
------------------------------------------------------------------------------------------------------------------------------------
010101010305  Claudio Ermirio de Moraes                                          Brazilian          SP          97,818,442    14.29
------------------------------------------------------------------------------------------------------------------------------------
010101010306  Luciana Moraes de Uhoa Rodrigues                                   Brazilian          SP          97,818,442    14.29
------------------------------------------------------------------------------------------------------------------------------------
010101010307  Ana Paula de Oliveira Moras                                        Brazilian          SP          97,818,442    14.29
------------------------------------------------------------------------------------------------------------------------------------
010101010308  JEMF Participacoes S,A,                 05.062.394/0001-26         Brazilian          SP
------------------------------------------------------------------------------------------------------------------------------------
010101010309  AEM Participacoes S.A.                                             Brazilian          SP
------------------------------------------------------------------------------------------------------------------------------------
010101010310  MRC Participacoes S.A.                                             Brazilian          SP
------------------------------------------------------------------------------------------------------------------------------------
010101010299  Total                                                                                            684,729,100   100.00
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------
1 - ITEM           PREFERRED STOCK              TOTAL SHARES
              ------------------------    ------------------------
                8 - QU'TY      9 - %      10 - QU'TY      11 - %
------------------------------------------------------------------
010101010301                                 97,818,448    14.29
------------------------------------------------------------------
010101010302                                 97,818,442    14.29
------------------------------------------------------------------
010101010303                                 97,818,442    14.29
------------------------------------------------------------------
010101010304                                 97,818,442    14.29
------------------------------------------------------------------
010101010305                                 97,818,442    14.29
------------------------------------------------------------------
010101010306                                 97,818,442    14.29
------------------------------------------------------------------
010101010307                                 97,818,442    14.29
------------------------------------------------------------------
010101010308          300      33.33                300     0.00
------------------------------------------------------------------
010101010309          300      33.33                300     0.00
------------------------------------------------------------------
010101010310          300      33.34                300     0.00
------------------------------------------------------------------
010101010299          900     100.00        684,730,000   100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 44

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/INVESTOR     COMPOSITION
0101010103    MRC Participacoes S.A.                         09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                3 - TAXPAYER NO.       4 - NATIONALITY      5 - STATE       COMMON STOCK
                                                                                                               ---------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
010101010301  Clovis Ermirio de Moraes Scripilliti                               Brazilian            SP       171,182,275     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010302  Carlos Eduardo Moraes Scripilliti                                  Brazilian            SP       171,182,275     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010303  Regina Helena Scripilliti Veloso                                   Brazilian            SP       171,182,275     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010304  Maria Helena de Moraes S. Noschese                                 Brazilian            SP       171,182,275     25.00
------------------------------------------------------------------------------------------------------------------------------------
010101010305  JEMF PArticipacoes S.A.                 05.062.394/0001-26         Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010306  AEM PArticipacoes S.A.                                             Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010307  ERMAN PArticipacoes S.A.                                           Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010299  Total                                                                                            684,729,100
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------
1 - ITEM        PREFERRED STOCK                TOTAL SHARES
              ---------------------      -------------------------
               8 - QU'TY      9 - %       10 - QU'TY       11 - %
------------------------------------------------------------------
010101010301                              171,182,275       25.00
------------------------------------------------------------------
010101010302                              171,182,275       25.00
------------------------------------------------------------------
010101010303                              171,182,275       25.00
------------------------------------------------------------------
010101010304                              171,182,275       25.00
------------------------------------------------------------------
010101010305          300     33.33               300        0.00
------------------------------------------------------------------
010101010306          300     33.33               300        0.00
------------------------------------------------------------------
010101010307          300     33.34               300        0.00
------------------------------------------------------------------
010101010299          900    100.00       684,730,000      100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/INVESTOR     COMPOSITION
0101010103    JEMF PArticipacoes S.A.                        09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                3 - TAXPAYER NO.       4 - NATIONALITY      5 - STATE       COMMON STOCK
                                                                                                               ---------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
010101010301  Jose Ermirio de Moraes Neto                                        Brazilian            SP          3,500        33.33
------------------------------------------------------------------------------------------------------------------------------------
010101010302  Jose Roberto Ermirio de Moraes                                     Brazilian            SP          3,500        33.33
------------------------------------------------------------------------------------------------------------------------------------
010101010303  Neide Helena de Moraes                                             Brazilian            SP          3,500        33.33
------------------------------------------------------------------------------------------------------------------------------------
010101010304  AEM PArticipacoes S.A.                                             Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010305  ERMAN PArticipacoes S.A.                                           Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010306  MRC Participacoes S.A.                                             Brazilian            SP
------------------------------------------------------------------------------------------------------------------------------------
010101010299  Total                                                                                              10,500       100.00
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------
1 - ITEM        6-PREFERRED STOCK             7-TOTAL SHARES
              ----------------------      ------------------------
                8 - QU'TY      9 - %      10 - QU'TY      11 - %
------------------------------------------------------------------
010101010301                                   3,500        33.30
------------------------------------------------------------------
010101010302                                   3,500        33.30
------------------------------------------------------------------
010101010303                                   3,500        33.30
------------------------------------------------------------------
010101010304            4     33.33                4         0.04
------------------------------------------------------------------
010101010305            4     33.33                4         0.04
------------------------------------------------------------------
010101010306            4     33.34                4         0.04
------------------------------------------------------------------
010101010299           12    100.00           10,512       100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 45

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/INVESTOR     COMPOSITION
01010105      CIMENTO RIO BRANCO S.A.                        09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM      2 - NAME                                3 - TAXPAYER NO.        4 - NATIONALITY     5 - STATE       COMMON STOCK
                                                                                                             -----------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
0101010501    Hejoassu Administracao Ltda             61.194.148/0001-07          Brazilian           SP     1,178,189,031     62.29
------------------------------------------------------------------------------------------------------------------------------------
0101010502    Votorantim Investimentos Industriais    03.407.049/0001-51          Brazilian           SP       701,356,114     37.08
------------------------------------------------------------------------------------------------------------------------------------
0101010503    Latin America Cement Inv. Limited                                                                 11,900,899      0.63
------------------------------------------------------------------------------------------------------------------------------------
0101010504    Jose Ermirio de Moraes Filho              039.682.948-15            Brazilian           SP                 1      0.00
------------------------------------------------------------------------------------------------------------------------------------
0101010505    Jose Ermirio de Moraes Neto               817.568.288-49                                                   1      0.00
------------------------------------------------------------------------------------------------------------------------------------
0101010506    Jose Roberto Ermirio de Moraes            029.080.178-81                                                   1      0.00
------------------------------------------------------------------------------------------------------------------------------------
01010105099   Total                                                                                          1,891,446,047    100.00
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------
1 - ITEM        PREFERRED STOCK                TOTAL SHARES
              ---------------------     -------------------------
               8 - QU'TY      9 - %      10 - QU'TY       11 - %
-----------------------------------------------------------------
0101010501                               1,178,189,031     62.29
-----------------------------------------------------------------
0101010502                                 701,356,114     37.08
-----------------------------------------------------------------
0101010503                                  11,900,899      0.63
-----------------------------------------------------------------
0101010504                                           1      0.00
-----------------------------------------------------------------
0101010505                                           1      0.00
-----------------------------------------------------------------
0101010506                                           1      0.00
-----------------------------------------------------------------
01010105099                              1,891,446,047    100.00
-----------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/INVESTOR     COMPOSITION
010101010502  VOTORANTIM INVESTIMENTOS INDUSTRIAIS LTDA      09/30/2003
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM         2 - NAME                             3 - TAXPAYER NO.        4 - NATIONALITY     5 - STATE       COMMON STOCK
                                                                                                             -----------------------
                                                                                                             6 - QU'TY        7 - %
------------------------------------------------------------------------------------------------------------------------------------
01010101050201   Votorantim PArticipacoes S.A.        61.082.582/0001-97          Brazilian           SP     3,642,158,804   100.00
------------------------------------------------------------------------------------------------------------------------------------
01010101050202   Marcus Olyntho de C. Arruda            067.020.158-87            Brazilian           SP             2,500     0.00
------------------------------------------------------------------------------------------------------------------------------------
01010101050203   Nelson Koichi Shimada                  001.231.868-03            Brazilian           SP             2,500     0.00
------------------------------------------------------------------------------------------------------------------------------------
010101010502099  Total                                                                                       3,642,163,804   100.00
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------
1 - ITEM             PREFERRED STOCK              TOTAL SHARES
                 ---------------------     -------------------------
                   8 - QU'TY      9 - %      10 - QU'TY        11 - %
--------------------------------------------------------------------
01010101050201                              3,642,158,804     100.00
--------------------------------------------------------------------
01010101050202                                      2,500       0.00
--------------------------------------------------------------------
01010101050203                                      2,500       0.00
--------------------------------------------------------------------
010101010502099                             3,642,163,804     100.00
--------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 46

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
  02       SODEPA S.A.                                       09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                       3 - TAXPAYER NO.         4 - NATIONALITY     5 - STATE                 COMMON STOCK
                                                                                                         ---------------------------
                                                                                                          6 - QU'TY (000)    7 - %
------------------------------------------------------------------------------------------------------------------------------------
0201       Joseph Yacoub Safra              006.062.278-49              Brazilian          SP                  12,965       49.99
------------------------------------------------------------------------------------------------------------------------------------
0202       Moise Yacoub Safra               006.062.198-20              Brazilian          SP                  12,965       49.99
------------------------------------------------------------------------------------------------------------------------------------
0203       Others                                  -                        -              -                        2        0.02
------------------------------------------------------------------------------------------------------------------------------------
0299       Total                                                                                               25,932      100.00
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------
1 - ITEM         PREFERRED STOCK                    TOTAL SHARES
           ---------------------------     ----------------------------
            8 - QU'TY (000)    9 - %        10 - QU'TY (000)   11 - %
-----------------------------------------------------------------------
0201                     5      16.67                12,970     49.96
-----------------------------------------------------------------------
0202                     5      16.67                12,970     49.96
-----------------------------------------------------------------------
0203                    20      66.66                    22      0.08
-----------------------------------------------------------------------
0299                    30     100.00                25,962    100.00
-----------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
  03       ARAPAR S.A.                                       09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                       3 - TAXPAYER NO.          4 - NATIONALITY      5 - STATE              COMMON STOCK
                                                                                                         ---------------------------
                                                                                                           6 - QU'TY       7 - %
------------------------------------------------------------------------------------------------------------------------------------
0301       Lorenpar S.A.                    29.302.148/0001-62            Brazilian          RJ            747,051,991       80.00
------------------------------------------------------------------------------------------------------------------------------------
0302       Brusara Participacoes Ltda.      31.934.821/0001-29            Brazilian          RJ            186,762,998       20.00
------------------------------------------------------------------------------------------------------------------------------------
0399       Total                                                                                           933,814,989      100.00
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------
1 - ITEM      PREFERRED STOCK                   TOTAL SHARES
           -------------------------   -----------------------------
             8 - QU'TY      9 - %          10 - QU'TY     11 - %
--------------------------------------------------------------------
0301                 -           -        747,051,991      80.00
--------------------------------------------------------------------
0302                 -           -        186,762,998      20.00
--------------------------------------------------------------------
0399                 -           -        933,814,989     100.00
--------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 47

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
0301       LORENPAR S.A.                                     09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                              3 - TAXPAYER NO.         4 - NATIONALITY    5 - STATE               COMMON STOCK
                                                                                                              ----------------------
                                                                                                                6 - QU'TY     7 - %
------------------------------------------------------------------------------------------------------------------------------------
030101     Fort James International Holdings                 -                American           -            149,096,520     20.00
           Ltd.
------------------------------------------------------------------------------------------------------------------------------------
030102     Vitoria Participacoes S.A.              68.622.505/0001-21         Brazilian          RJ            70,087,746      9.40
------------------------------------------------------------------------------------------------------------------------------------
030103     Lorentzen Empreendimentos S.A.          33.107.533/0001-26         Brazilian          RJ           498,297,043     66.84
------------------------------------------------------------------------------------------------------------------------------------
030104     Others                                           -                    -               -             28,001,227      3.76
---------------------------------------------------------------------------------------------------------------------------- -------
030199     Total                                                                                              745,482,536    100.00
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------
1 - ITEM       PREFERRED STOCK                 TOTAL SHARES
           ------------------------   ---------------------------
            8 - QU'TY      9 - %        10 - QU'TY       11 - %
-----------------------------------------------------------------
030101     250,818,557     33.65        399,915,077       26.82

-----------------------------------------------------------------
030102      70,087,746      9.40        140,175,492        9.40
-----------------------------------------------------------------
030103     335,068,563     44.95        833,365,606       55.89
-----------------------------------------------------------------
030104      89,507,670     12.00        117,508,897        7.89
-----------------------------------------------------------------
030199     745,482,536    100.00      1,490,965,072      100.00
-----------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
030101     FORT JAMES INTERNATIONAL HOLDINGS LTD             09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                              2 - TAXPAYER NO.         3 - NATIONALITY    4 - STATE           5 - COMMON STOCK
                                                                                                              ----------------------
                                                                                                                6 - QU'TY     7 - %
------------------------------------------------------------------------------------------------------------------------------------
03010101   Fort James Corporation                                             American                              1,000     88.81
------------------------------------------------------------------------------------------------------------------------------------
03010102   Fort James Operating Company                                       American                                126     11.19
------------------------------------------------------------------------------------------------------------------------------------
03010199   Total                                                                                                    1,126    100.00
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------
1 - ITEM      6 - PREFERRED STOCK            7 - TOTAL SHARES
           -----------------------   ----------------------------
            8 - QU'TY      9 - %      10 - QU'TY           %
-----------------------------------------------------------------
03010101                                      1,000       88.81
-----------------------------------------------------------------
03010102                                        126       11.19
-----------------------------------------------------------------
03010199                                      1,126      100.00
-----------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 48

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02 - NAME OF THE HOLDING COMPANY/INVESTOR         COMPOSITION
030102     VITORIA PARTICIPACOES S.A.                        09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME                               2 - TAXPAYER NO.      3 - NATIONALITY     4 - STATE           5 - COMMON STOCK
                                                                                                            ------------------------
                                                                                                                6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
03010202   DnB Invest Holdings A/S                          -               Norwegian           -             188,644,371     99.99
------------------------------------------------------------------------------------------------------------------------------------
03010203   Outros                                                                                                   5,000      0.01
------------------------------------------------------------------------------------------------------------------------------------
03010299   Total                                                                                              188,649,371    100.00
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------
1 - ITEM       6 - PREFERRED STOCK            7 - TOTAL SHARES
             -----------------------   ---------------------------
               8 - QU'TY      9 - %     10 - QU'TY        %
------------------------------------------------------------------
03010202              -          -     188,644,371      99.99
------------------------------------------------------------------
03010203              -          -           5,000       0.01
------------------------------------------------------------------
03010299              -          -     188,649,371     100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
03010203   DNB INVEST HOLDINGS A/S                           09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                             2 - TAXPAYER NO.      3 - NATIONALITY   4 - STATE             5 - COMMON STOCK
                                                                                                            ------------------------
                                                                                                               6 - QU'TY       7 - %
------------------------------------------------------------------------------------------------------------------------------------
0301020301   Den Norske Bank ASA                                           Norwegian                              200,000    100.00
------------------------------------------------------------------------------------------------------------------------------------
03010203099  Total                                                                                                200,000    100.00
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------
1 - ITEM        6 - PREFERRED STOCK           7 - TOTAL SHARES
             -----------------------   ---------------------------
                8 - QU'TY      9 - %    10 - QU'TY        %
------------------------------------------------------------------
0301020301                                 200,000     100.00
------------------------------------------------------------------
03010203099                                200,000     100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 49

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM   02  - NAME OF THE HOLDING COMPANY/INVESTOR        COMPOSITION
030103     LORENTZEN EMPREENDIMENTOS S.A.                    09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY      4 - STATE         5 - COMMON STOCK
                                                                                                               ---------------------
                                                                                                                6 - QU'TY     7 - %
------------------------------------------------------------------------------------------------------------------------------------
03010301     Norbrasa Empreendimentos S.A.        30.927.925/0001-43          Brazilian            RJ          39,069,001     42.57
------------------------------------------------------------------------------------------------------------------------------------
03010302     Oivind Harald Lorentzen              691.392.537-91              North-American        -           9,674,206     10.54
------------------------------------------------------------------------------------------------------------------------------------
03010303     Vertex Participacoes S.A.            31.135.387/0001-17          Brazilian            RJ          14,785,714     16.11
------------------------------------------------------------------------------------------------------------------------------------
03010304     Brasvest Holding S.A.                         -                  Luxemburger           -           4,921,097      5.36
------------------------------------------------------------------------------------------------------------------------------------
03010305     Den Norske Bank                               -                  Norwegian             -                   -         -
------------------------------------------------------------------------------------------------------------------------------------
03010306     Per Arne Estate                               -                  North-American        -           2,506,222      2.73
------------------------------------------------------------------------------------------------------------------------------------
03010307     Outros                                         -                                       -           3,837,843      4.19
------------------------------------------------------------------------------------------------------------------------------------
03010308     Erling Sven Lorentzen                   021.948.307-82           Norwegian                         7,807,917      8.50
------------------------------------------------------------------------------------------------------------------------------------
03010309     Nebra Participacoes Ltda              04.418.550/0001-86         Brasileira           SP           9,178,630     10.00
------------------------------------------------------------------------------------------------------------------------------------
03010399     Total                                                                                             91,780,630    100.00
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------
1 - ITEM       6 - PREFERRED STOCK             7 - TOTAL SHARES
             ------------------------     ------------------------
               8 - QU'TY       9 - %       10 - QU'TY        %
------------------------------------------------------------------
03010301               -           -       39,069,001      16.56
------------------------------------------------------------------
03010302       4,461,078        3.09       14,135,284       5.99
------------------------------------------------------------------
03010303      20,843,598       14.46       35,629,312      15.10
------------------------------------------------------------------
03010304      24,702,697       17.13       29,623,794      12.56
------------------------------------------------------------------
03010305      47,813,984       33.17       47,813,984      20.26
------------------------------------------------------------------
03010306      16,612,193       11.52       19,118,415       8.10
------------------------------------------------------------------
03010307      26,003,911       18.04       29,841,754      12.65
------------------------------------------------------------------
03010308                                    7,807,917       3.31
------------------------------------------------------------------
03010309       3,732,352        2.59       12,910,982       5.47
------------------------------------------------------------------
03010399     144,169,813      100.00      235,950,443     100.00
------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM     02  - NAME OF THE HOLDING COMPANY/INVESTOR      COMPOSITION
03010301     NORBRASA EMPREENDIMENTOS S.A.                   09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                             2 - TAXPAYER NO./CPF    3 - NATIONALITY      4 - STATE        5 - COMMON STOCK
                                                                                                             -----------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
0301030104   Erling Sven Lorentzen                    021.948.307-82            Norwegian            -        72,317,677      97.24
------------------------------------------------------------------------------------------------------------------------------------
0301030105   Other                                           -                      -                -         2,055,210       2.76
------------------------------------------------------------------------------------------------------------------------------------
0301030199   Total                                                                                            74,372,887     100.00
------------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------
1 - ITEM          6 - PREFERRED STOCK             7 - TOTAL SHARES
                 ------------------------     ------------------------
                  8 - QU'TY     9 - %          10 - QU'TY        %
----------------------------------------------------------------------
0301030104                -         -          72,317,677      97.24
----------------------------------------------------------------------
0301030105                -         -           2,055,210       2.76
----------------------------------------------------------------------
0301030199                -         -          74,372,887     100.00
----------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 50

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM     02  - NAME OF THE HOLDING COMPANY/INVESTOR      COMPOSITION
03010304     VERTEX PARTICIPACOES S.A.                       09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                              2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE         5 - COMMON STOCK
                                                                                                           -------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
0301030402   DnB Invest Holdings A/S                       -                   Norwegian                     188,644,371      99.99
------------------------------------------------------------------------------------------------------------------------------------
0301030403   Outros                                                                                                5,000       0.01
------------------------------------------------------------------------------------------------------------------------------------
0301030499   Total                                                                                           188,649,371     100.00
------------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------
1 - ITEM      6 - PREFERRED STOCK         7 - TOTAL SHARES
             ---------------------    -----------------------
              8 - QU'TY     9 - %     10 - QU'TY        %
-------------------------------------------------------------
0301030402            -         -     188,644,371     99.99
-------------------------------------------------------------
0301030403            -         -           5,000      0.01
-------------------------------------------------------------
0301030499            -         -     188,649,371    100.00
-------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM     02  - NAME OF THE HOLDING COMPANY/INVESTOR      COMPOSITION
03010305     BRAVEST HOLDING S.A                             09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - NAME                              2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE          5 - COMMON STOCK
                                                                                                           -------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
 0301030401  Harald Ragnar Lie                                                 Norwegian                       1,230,275      25.00
------------------------------------------------------------------------------------------------------------------------------------
 0301030402  Ole Ragnar Lie                                                    Norwegian                       1,230,275      25.00
------------------------------------------------------------------------------------------------------------------------------------
 0301030403  Einar ragnar Lie                                                  Norwegian                       1,230,274      25.00
------------------------------------------------------------------------------------------------------------------------------------
 0301030404  Oivind Ragnar Lie                                                 Norwegian                       1,230,274      25.00
------------------------------------------------------------------------------------------------------------------------------------
03010304099  Ttoal                                                                                             4,921,098     100.00
------------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------
1 - ITEM      6 - PREFERRED STOCK        7 - TOTAL SHARES
             ---------------------    -----------------------
              8 - QU'TY     9 - %     10 - QU'TY        %
-------------------------------------------------------------
 0301030401   6,175,674     25.00       7,405,949     25.00
-------------------------------------------------------------
 0301030402   6,175,674     25.00       7,405,949     25.00
-------------------------------------------------------------
 0301030403   6,175,674     25.00       7,405,948     25.00
-------------------------------------------------------------
 0301030404   6,175,674     25.00       7,405,948     25.00
-------------------------------------------------------------
03010304099  24,702,696    100.00      29,623,794    100.00
-----------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 51

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM     02  - NAME OF THE HOLDING COMPANY/INVESTOR      COMPOSITION
030103011    NEBRA PARTICIPACOES LTDA                        09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM       2 - NAME                       2 - TAXPAYER NO./CPF   3 - NATIONALITY    4 - STATE              5 - COMMON STOCK
                                                                                                          --------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
 03010301101   New Era Development Co. Ltd.                               Bermuda                            10,586,189       99.99
------------------------------------------------------------------------------------------------------------------------------------
 03010301101   Outros                                                                                               100        0.01
------------------------------------------------------------------------------------------------------------------------------------
030103011099   Total                                                                                         10,586,289      100.00
------------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------
1 - ITEM         6 - PREFERRED STOCK            7 - TOTAL SHARES
               -----------------------  ---------------------------
                 8 - QU'TY      9 - %      10 - QU'TY         %
-------------------------------------------------------------------
 03010301101                               10,586,189        99.99
-------------------------------------------------------------------
 03010301101                                      100         0.01
-------------------------------------------------------------------
030103011099                               10,586,289       100.00
-------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM    02  - NAME OF THE HOLDING COMPANY/INVESTOR       COMPOSITION
0302        BRUSARA  PARTICIPACOES LTDA.                     09/30/2003
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - NAME                                  2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE      5 - COMMON STOCK
                                                                                                          --------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
030201      Fort James International Holdings Ltd.              -                 North-American     -        37,008,700     100.00
------------------------------------------------------------------------------------------------------------------------------------
030202      Outros                                                                                                     1       0,00
------------------------------------------------------------------------------------------------------------------------------------
030299      Total                                                                                             37,008,701     100.00
------------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------
1 - ITEM     6 - PREFERRED STOCK           7 - TOTAL SHARES
            -----------------------  ---------------------------
              8 - QU'TY     9 - %     10 - QU'TY            %
----------------------------------------------------------------
030201            -           -         37,008,700        100.00
----------------------------------------------------------------
030202                                           1          0.00
----------------------------------------------------------------
030299            -           -         37,008,701        100.00
----------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 52

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                             2 - DATE OF CAPITAL
1 - ITEM    02  - NAME OF THE HOLDING COMPANY/INVESTOR       COMPOSITION
04          BNDES PARTICIPACOES S.A.                         09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - NAME                                2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE         5 - COMMON STOCK
                                                                                                           -------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
0401        Banco Nacional do Desenvolvimento
            Social - BNDES                            00.383.281/0001-09        Brasileira         BR                  1     100.00
------------------------------------------------------------------------------------------------------------------------------------
0499        Total                                                                                                      1     100.00
------------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------
1 - ITEM       6 - PREFERRED STOCK          7 - TOTAL SHARES
            -------------------------   -----------------------
             8 - QU'TY     9 - %           10 - QU'TY       %
---------------------------------------------------------------
0401
                                                 1      100.00
---------------------------------------------------------------
0499                                             1      100.00
---------------------------------------------------------------


--------------------------------------------------------------------------------
1 - ITEM    02  - NAME OF THE HOLDING COMPANY/INVESTOR       2 - DATE OF CAPITAL
04          Banco Nacional do Desenvolvimento                COMPOSITION
            Economico e Social - BNDES                       09/30/2003
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - NAME                                2 - TAXPAYER NO./CPF    3 - NATIONALITY   4 - STATE     5 - COMMON STOCK
                                                                                                           -------------------------
                                                                                                               6 - QU'TY      7 - %
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
040101      Uniao Federal                                                       Brasileira        BR       6,273,711,452     100.00
------------------------------------------------------------------------------------------------------------------------------------
040199      Total                                                                                          6,273,711,452     100.00
------------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------
1 - ITEM      6 - PREFERRED STOCK            7 - TOTAL SHARES
            -------------------------   -----------------------
             8 - QU'TY     9 - %            10 - QU'TY        %
---------------------------------------------------------------
---------------------------------------------------------------
040101                                  6,273,711,452   100.00
---------------------------------------------------------------
040199                                  6,273,711,452   100.00
---------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 53

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------


Participation of Controllers, Administrators, Fiscal Council and in circulation.


                                                                                    Position in September 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Shareholder                       Common Stock     %    Preferred        %    Preferred        %    Total  Shares      %
                                                        Stock  A              Stock  B
-----------------------------------------------------------------------------------------------------------------------------
Controlling                          439,400,226   96.5     37,736,642   93.6     92,036,707   17.1     569,173,575     55.1
   Lorentzen   (5)                   127,506,457   28.0                                                 127,506,457     12.3
   Safra                             127,506,457   28.0     27,736,642   68.8     57,874,517   10.8     213,117,616     20.7
   VCP                               127,506,457   28.0                                                 127,506,457     12.3
   BNDES                              56,880,855   12.5     10,000,000   24.8     34,162,190    6.4     101,043,045      9.8

Administrating                           104,980                 5,000               210,929                320,909
   Senior Management                     104,980                 5,000               200,330                310,310
   Directors                                                                          10,599                 10,599

Statutory Audit Committe                      10                                                                 10

Treasury stock      (1)                  483,114                                   1,378,000    0.3       1,861,114      0.2

Other Shareholders (2)                15,402,369    3.5      2,582,668    6.4    443,213,475   82.6     461,198,512     44.7

Totals of emitted stocks   (3)       455,390,699  100.0     40,324,310  100.0    536,839,111  100.0   1,032,554,120    100.0

Stocks in Circulation    (4)          15,507,359    3.5      2,587,668    6.4    443,424,404   82.6     461,519,431     44.7
-----------------------------------------------------------------------------------------------------------------------------


Obs.:

(1)      Emitted actions and repurchased by Co., awaiting cancellation.
(2) Total of stocks less stocks in Treasury, members of the board fiscal , board of the directors (including substitutes) and controllers.
(3)      Total number of subscript stocks and emitted by Co.
(4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.
(5) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.


--------------------------------------------------------------------------------
                                                                        Pag.: 54

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevants informations
--------------------------------------------------------------------------------


Participation of Controllers, Administrators, Fiscal Council and in circulation.


                                                                                    Position in September 30, 2002
-----------------------------------------------------------------------------------------------------------------------------
Shareholder                       Common Stock     %    Preferred        %    Preferred        %    Total  Shares      %
                                                        Stock  A              Stock  B
-----------------------------------------------------------------------------------------------------------------------------
Controlling                          439,400,226   96.5     37,735,642   93.6    104,860,709   19.5     581,996,577     56.4
   Lorentzen   (5)                   127,506,457   28.0                                                 127,506,457     12.4
   Safra                             127,506,457   28.0     27,735,642   68.8     57,875,517   10.8     213,117,616     20.6
   VCP                               127,506,457   28.0                                                 127,506,457     12.4
   BNDES                              56,880,855   12.5     10,000,000   24.8     46,985,192    8.7     113,866,047     11.0

Administrating                           220,206                                      98,704                318,910
   Senior Management                     220,206                                         105                220,311
   Directors                                                                          98,599                 98,599

Statutory Audit Committe                      10                                                                 10

Treasury stock      (1)                  483,114                                                            483,114

Other Shareholders (2)                15,287,143    3.5      2,582,158    6.4    431,876,208   80.5     449,755,509     43.6

Totals of emitted stocks   (3)       455,390,699  100.0     40,327,800  100.0    536,835,621  100.0   1,032,554,120    100.0

Stocks in Circulation    (4)          15,507,359    3.5      2,592,158    6.4    431,974,912   80.5     450,074,429     43.6
-----------------------------------------------------------------------------------------------------------------------------

Obs.:

(6)      Emitted actions and repurchased by Co., awaiting cancellation.
(7) Total of stocks less stocks in Treasury, members of the board fiscal, board of the directors (including substitutes) and controllers.
(8)      Total number of subscript stocks and emitted by Co.
(9) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.
(10) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.


--------------------------------------------------------------------------------
                                                                        Pag.: 55

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
17.01 -  Independent Accountant's limited review report
--------------------------------------------------------------------------------

(A free translation of the original
report in Portuguese on limited review
of interim financial information
prepared in accordance with accounting
principles prescribed by Brazilian
corporate legislation.)

Report of Independent Accountants on Limited
Review of Interim Financial Information

October 07, 2003

To the Directors and Shareholders
Aracruz Celulose S.A.


1 We have carried out limited reviews of the Quarterly Information - ITR of Aracruz Celulose S.A. (parent company and consolidated) for the quarters and periods ended September 30, June 30, 2003 and September 30, 2002. This information is the responsibility of the management of Aracruz Celulose S.A.

2 Our reviews were conducted in accordance with standards established by the Brazilian Institute of Accountants - IBRACON, in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of and discussing with officials responsible for accounting, financial and operational matters the procedures adopted in the preparation of the Quarterly Information - ITR and (b) reviewing the information and subsequent events which have, or may have, a significant effect on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the aforementioned Quartely Information - ITR prepared in accordance with Brazilian corporate legislation for it to be in conformity with the regulations of the Brazilian Securities Commission for the preparation of the Quarterly Information - ITR.

4 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information taken as a whole.

     The original signed by:

     /s/PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" ES

     /s/Marcos D. Panassol                      Ronaldo Matos Valino
     Partner                                    Diretor
    Accountant CRC SP-155.975/O-8 "S" ES        Contador CRC RJ-069.958/O "S" ES

--------------------------------------------------------------------------------
                                                                        Pag.: 56

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 09/30/2003
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE                02 - NAME OF COMPANY            03 - TAXPAYER No
       0043-4                      Aracruz Celulose S.A       42.157.511/0001-61
--------------------------------------------------------------------------------

                                      INDEX


-------------------------------------------------------------------------------------------------------------------
GROUP      TABLE                                       DESCRIPTION                                        PAGE
-------------------------------------------------------------------------------------------------------------------
 01          01     Identification                                                                          2
-------------------------------------------------------------------------------------------------------------------
 01          02     Address of head offices                                                                 2
-------------------------------------------------------------------------------------------------------------------
 01          03     Director of market relations (Business address)                                         2
-------------------------------------------------------------------------------------------------------------------
 01          04     Accountant / Reference                                                                  2
-------------------------------------------------------------------------------------------------------------------
 01          05     Current breakdown of paid-in capital, net of treasury stock                             2
-------------------------------------------------------------------------------------------------------------------
 01          06     Company characteristics                                                                 3
-------------------------------------------------------------------------------------------------------------------
 01          07     Subsidiaries excluded from consolidated statements                                      3
-------------------------------------------------------------------------------------------------------------------
 01          08     Dividends approved/paid during and after current quarter                                3
-------------------------------------------------------------------------------------------------------------------
 01          09     Subscribed Social Capital and Changes in Social Capital During the Period               3
-------------------------------------------------------------------------------------------------------------------
 01          10     Director of market relations                                                            3
-------------------------------------------------------------------------------------------------------------------
 02          01     Balance sheet - assets - thousand of R$                                                4/5
-------------------------------------------------------------------------------------------------------------------
 02          02     Balance sheet - liabilities - thousand of R$                                           6/7
-------------------------------------------------------------------------------------------------------------------
 03          01     Statement of operations - thousand of R$                                                8
-------------------------------------------------------------------------------------------------------------------
 04          01     Notes to the financial statements                                                     9/27
-------------------------------------------------------------------------------------------------------------------
 05          01     Comments on the company's performance for the quarter                                 28/29
-------------------------------------------------------------------------------------------------------------------
 06          01     Consolidated balance sheet - assets - thousand of R$                                  30/31
-------------------------------------------------------------------------------------------------------------------
 06          02     Consolidated balance sheet - liabilities - thousand of R$                             32/33
-------------------------------------------------------------------------------------------------------------------
 07          01     Consolidated statement of operations - thousand of R$                                  34
-------------------------------------------------------------------------------------------------------------------
 08          01     Comments on the company's consolidated performance for the quarter                     35
-------------------------------------------------------------------------------------------------------------------
 15          01     Investment projects                                                                    36
-------------------------------------------------------------------------------------------------------------------
 16          01     Other relevants informations                                                          37/54
-------------------------------------------------------------------------------------------------------------------
 17          01     Independent Accountant's limited review report                                         55
-------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 57